TOTAL PAGES: 82



05065975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL RECEIVED
PROCESSING
SEP 08 2005
WASH, D.C.
213
SECTION

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

24/10/23

Broadband Communication Services, Inc.
(Exact name of issuer as specified in its charter)

NV
(State or other jurisdiction of incorporation or organization)

716 Springmiller Ct., Arlington, TX 76002
(830) 626-1193
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

8741	20-3167535
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) **the issuer's directors**

Norman Bangle, 716 Springmiller Ct., Arlington, TX 76002
Sandra Karen Ross, 716 Springmiller Ct., Arlington, TX 76002

(b) **the issuer's officers**

Norman Bangle, CEO

Scott Schreibstein, CFO

(c) **the issuer's general partners**

None

(d) **record owners of 5 percent or more of any class of the issuer's equity securities**

Norman Bangle (83%)

(e) **beneficial owners of 5 percent or more of any class of the issuer's equity securities**

Norman Bangle (83%)

(f) **promoters of the issuer**

None

(g) affiliates of the issuer

None

(h) **counsel to the issuer with respect to the proposed offering**

The Business Law Group, Orlando, Florida

(i) **each underwriter with respect to the proposed offering**

None

(j) the underwriter's directors

(k) the underwriter's officers

(l) the underwriter's general partners

(m) counsel to the underwriter.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The following description does NOT apply to issuer:

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Colorado
Delaware
District of Colombia
Georgia
Idaho
Louisiana
Kentucky
Missouri
Montana
Nevada
New York
Ohio
Pennsylvania
Tennessee
Utah
Washington
Wyoming

Methods: By personal contacts of issuer, its officers, directors, and agents

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer: Broadband Communication Services, Inc.

(2) the title and amount of securities issued: Common Stock approximately 23,660,750 shares

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof:

Founders shares, exchange shares issued following share exchange transaction for the acquisition of PasTel, and shares issued for services rendered. All valued at par value.

(4) the names and identities of the persons to whom the securities were issued.

Name	Number of Shares
Norman Lohr Bangle, Jr.	18,500,156
Sandra Karen Ross	1,000,000

Scott Schreibstein	500,000
Bill Glasscock	10,000
Kristie Bangle	150,000
Kim Fuller	200,000
Desert Rose Corp Sole	500,000
Joseph Norelli	500,000
Carlton Brooks	50,000
Travis Brooks	100,000
Gayle Jeanne Ross	5,000
Bruce B. Ross	2,500
Aaron Meunier	3,000
Debbie J. Smith	5,000
Pamela S. Valdes	2,000
Stellar Holdings	700,000
Robert R. Rogers	125,000
Lance Gass	2,000
Steve Moon	1,250
Sydney Hestand	2,000
Valerie Baker	10,000
Randy Garren	25,000
Randy Pendergraft	15,000
iVest Investments, LLC	1,000,000
Cristal Investments, LLC	1,250,000
David C. Moore	200,000
Frances Brooks	50,000
John C. Ross, Sr.	5,000
John C. Ross, Jr.	5,000
Rick Goldsmith	50,000
Steven A. Olsen	25,000
Sherry Rosenbaum	1,000
Wesley Stults	5,000
Crescent Venture Partners	300,000
Bailey Hestand	2,000
Heather Bangle	5,000
Loren Garren	5,500
Norma Stults	5,000
Loretta O'Neil	1,000
Kansas PCS, LTD.	20,000
Creative Resources, LLC	200,000

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Section 4(2)

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

None

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

None

(2) To stabilize the market for any of the securities to be offered;

None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

None

PART II

OFFERING CIRCULAR MODEL B

Broadband Communication Services, Inc.

716 Springmiller Ct., Arlington, TX 76002
(830) 626-1193

4,250,000 Common Shares(1)

August 30, 2005

	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per unit	$1.50	----------	$1.50
Total	$3,000,000(2)	-----------	$2,990,000(2)

(1) Total represents 2,000,000 shares are to be issued and sold directly by the Company at a price of $1.50 per share, from time to time, and 2,250,000 shares of Selling Shareholders valued at a price of $.50 per share.

(2) Representing total of 2,000,000 shares of common stock for sale by the Company under a self-underwriting less estimated expenses of not more than $10,000.

The Company hereby offers on a "best efforts, no minimum basis" (the "Offering"), up to a maximum of 2,000,000 shares of common stock (the "Shares"), $.0001 par value, for a price of $1.50 per Share. The proposed sale to the public will commence on or about October 1, 2005 (or such sooner or later time that this Offering Statement has been reviewed by the SEC) and will terminate no later than April 1, 2006, unless extended by the Company, in its sole discretion, for an additional period of up to 90 Days.

In addition, 2,250,000 shares of common stock held by certain selling shareholders are being qualified for potential resale by such selling shareholders.

The price of the Shares offered hereby has been arbitrarily determined by the Company and does not bear any relationship to the Company's assets, book value, net worth, results of operations or any other recognized criteria of value. For additional information regarding the factors considered in determining the offering price of the Shares and other risks, please see section "Risk Factors" beginning on page 9.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION

FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 3. Summary Information, Risk Factors and Dilution

BBCS is a holding company that, through our operating subsidiary, PasTel, LLC, a Texas limited liability company, provides a wide range of design, development, deployment, integration, and management of communications and information networks domestically and internationally in a variety of industries such as natural gas, cable TV, telephone and electrical construction, and municipal utility projects. Our expertise includes:

- Underground conduit construction;
- Conduit cleaning, rodding, and pulling fiber;
- Directional boring;
- Plowing and trenching;
- Case bore, squeeze bore and box tunneling;
- Manhole construction (including rebuilds, poured and pre-cast); and
- Fiber Splicing.

Risk Factors

1. You might never receive a Return on your Investment. There is no assurance that you will realize a return on your investment or that you will not lose your entire investment in the Company. There can be no assurance that we will maintain profitable operations. Our ability to implement our business plan is dependent, among other things, on the completion of this Offering, plus additional capital will be required in excess of the proceeds of this Offering. There is no assurance that the Company will be able to raise such additional capital or complete the additional acquisitions we are targeting.

2. The Offering Price of the Shares has been arbitrarily determined. There has been no prior market for our common stock or other securities. We have determined the offering price of the Shares arbitrarily, and this price does not necessarily bear any relationship to our assets, net worth, results of operations, or any established criteria of value. The offering price should not be considered an indication of the actual value of the Shares.

4. We may have challenges managing our growth. Our management team expects to expend significant time and effort in evaluating, developing, completing, and integrating new businesses that we plan to acquire plus new marketing strategies. We can't assure you that our systems, procedures and controls will be adequate to support our operations as they expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. We can't assure you that such additional management will be identified and retained by us. If we are unable to manage our growth efficiently and effectively or are unable to attract and retain additional

qualified management, then there could be a material adverse effect on our financial condition and results of operations.

5. Our Competitors are bigger and better financed. Certain of our competitors are much larger and well established and have significant financing in place for growth. Our primary competitors are well established and better capitalized. They also may have lower overhead cost structures and may, therefore, be able to provide their products and services more efficiently and at lower prices than we can. While we feel we can penetrate a portion of the existing market share of our competitors, we can give no assurance that we will ever be able to secure long-term and profitable customer accounts.

6. We are and will remain under Control By Existing Management And Stockholders. Currently and following the completion of this Offering, Norman Bangle and the other executive officers will beneficially own over 51% of the total outstanding shares of Common Stock in the Company. These persons, if acting in concert, will be able to continue to exercise control over the Company's affairs, to elect the entire Board of Directors, and to control the disposition of any matter submitted to a vote of stockholders.

7. We are Dependent On Key Personnel. We believe that our success will depend on the experience of our key managers and other qualified executive leadership. But we will also need the services of other qualified personnel. Although we intend to enter into an employment agreement with each of our executive officers, we can't assure you that any individual will continue in such capacity for any particular period of time. The loss of key personnel or the inability to hire and retain qualified employees could have an adverse effect on our business, financial condition and results of operations.

8. Our corporate documents provide Certain Anti-Takeover Provisions. Our Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of the shares of any such series without stockholder approval. Any series of preferred stock is likely to be senior to the Common Stock with respect to dividends, liquidation rights and, possibly, voting rights. This ability to issue preferred stock could have the effect of discouraging unsolicited acquisition proposals and other attempts to buy our company.

9. Our Managers have broad discretion in Applying the Proceeds of this offering. Our management team has broad discretion to adjust the application and allocation of the net proceeds of this Offering in order to address changing circumstances and opportunities. Thus, our success will be substantially dependent upon the discretion and judgment of our management team in applying and allocating these net proceeds.

10. We may never Pay Dividends. To date, we have not paid any cash dividends on our common stock. And even if we become profitable in the future, it is likely that we will retain much or all of our future earnings to finance future growth and expansion. Therefore, we do not presently intend to pay any dividends, and it is not likely that we will pay any dividends in the foreseeable future.

11. There has been no prior market for our stock, and there may only be limited ways to transfer your shares. No prior market has existed for our securities, and we can't assure you that a market will develop subsequent to this offering. You must be fully aware of the long-term nature of an investment in the Company. The Shares are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act") and similar provisions of applicable state laws. While it is our intent to apply for listing of the Shares for trading on the Over the Counter Pink Sheets Market, we can't assure you that we will be successful in such application or, that if we are successful, that a market for our common stock will ever develop or continue on the Pink Sheets or other exchange, purchasers of Shares will need to bear the economic risk of the investment for an indefinite period of time. Ownership of the Shares must be considered a long-term, non-liquid investment. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account, for long-term investment only, and not with a view towards resale, fractionalization, division, or distribution.

12. There is No Minimum Number of Shares we have to sell in this Offering. We are making this offering on a "best efforts, no minimum basis." What this means is that all the net proceeds from this Offering will be immediately available for use by us and we don't have to wait until a minimum number of Shares have been sold to keep the proceeds from any sales. We can't assure you that subscriptions for the entire Offering will be obtained. We have the right to terminate the offering of the Shares at any time, regardless of the number of Shares we have sold since there is no minimum subscription requirement. Our ability to meet our financial obligations and cash needs and to achieve our objectives could be adversely affected if the entire offering of Shares is not fully subscribed for.

13. This Memorandum contains Forward-looking Statements. The discussion in this Memorandum regarding the Company and our business and operations includes "forward-looking statements." These statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate," "intend" or "continue" or the negative version of them, other variations of them, or comparable terminology. You are cautioned that all forward-looking statements are necessarily speculative, and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. We do not have a policy of updating or revising forward-looking statements; thus, it should not be assumed that silence by us over time means that actual events are bearing out as estimated in such forward looking statements.

14. We will Need Additional Capital. We contemplate that we will need to seek additional financing in order to fund growth, acquire target companies, and continuing marketing efforts. We have made no arrangements to obtain future additional financing, and we cannot assure you that such additional funds will be available or that, if available, such additional funds will be on terms acceptable to us.

15. You will suffer Immediate Dilution in value of your shares. After giving effect to the sale of all Shares of Common Stock offered by us in this offering, our existing shareholders will experience an immediate increase in net tangible book value, and purchasers of Common Stock in this offering will experience an immediate dilution in net tangible book value.

16. State Blue Sky registration; potential limitations on resale of the shares. The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. It is the intention of our management to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manual exemption." This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a nonissuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they 'recognize securities manuals' but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

17. Sales of a substantial amount our common stock in the future could cause our stock price to fall. Some stockholders hold a substantial number of shares of our common stock that have not yet been sold in the public market. Further, additional shares may become available for sale upon the conversion or redemption of our convertible subordinated note. Sales of a substantial number of shares of our common stock within a short period of time in the future could impair our ability to raise capital through the sale of additional debt or stock and /or cause our stock price to fall.

18. There is no active trading market for the shares of our common stock, nor is it known whether or when an active trading market for our common stock will develop. Although we intend to apply for a listing of our common stock on a national securities exchange or for quotation on a national automated interdealer quotation system when eligible, we may not be successful and it is possible that there will not be any trading market for shares of our common stock. We intend to apply for listing of our common stock on the over-the-counter market known as the "Pink Sheets." If we are able to secure such a listing on the Pink Sheets, the liquidity of our common stock could be impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of our company. As a result, prices for shares of our common stock may be lower than might otherwise prevail if our common stock was quoted on the OTC Bulletin Board or the NASDAQ Stock Market or traded on a national securities exchange, like the New York Stock Exchange or American Stock Exchange. Sales of a substantial number of shares of our common stock in the public market, including the shares offered under this memorandum, could lower our stock price and impair our ability to raise funds in new stock offerings.

19. The trading price of our common stock could entail additional regulatory requirements which may negatively affect the trading. If our shares are listed and commence trading on the Pink Sheets, the trading price of our common stock will be below $5.00 per share. As a result of this price level, trading in our common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transaction before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock. As a consequence, the market liquidity of our common stock could be severely affected or limited by these regulatory requirements.

Item 4. Plan of Distribution

Offering by the Company

The Shares will be sold by certain employees, officers and directors of the Company. The Offering may be withdrawn, canceled, or terminated by the Company at any time.

Subscription proceeds will be deposited directly with the Company, and no escrow arrangement will be utilized. Such proceeds will be available for immediate use by the Company, subject to rescission rights by certain state residents. No minimum number of Shares must be sold in order for the Company to use subscription funds.

The Company has the right, in its sole discretion, to reject any subscription for any reason whatsoever at any time prior to the termination of the Offering. If the Company does not accept a Subscription, then subscription funds will promptly be refunded to the subscriber, without interest.

Offering by Selling Shareholders

The shares are being registered to permit the selling shareholders and their transferees or other successors in interest to offer the shares for the duration of the Offering by the Company. Selling shareholders are under no obligation to sell all or any portion of their shares. Particular selling shareholders may not have a present intention of selling their shares and may sell less than the number of shares indicated. The following table assumes that the selling shareholders will sell all of their shares.

None of the Selling Shareholders are broker-dealers or affiliates of broker-dealers.

Name of Selling Shareholder	Shares Owned Before Offering	Shares Offered by this Prospectus	Shares Owned After Offering	% Owned After Offering
iVest Investments, LLC, a Colorado limited liability company	1,000,000	1,000,000	1,000,000	4%
Cristal Investments, LLC, a Colorada limited liability company	1,250,000	1,250,000	1,250,000	5%

The shares may be sold or distributed from time to time by the selling stockholders or by pledges, donees or transferees of, or successors in interest to, the selling stockholders, directly to one or more purchasers (including pledges) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, after the shares are trading, if ever, at market prices prevailing at the time of sale.

Restrictions on Transferability

Prior to this offering, there has been no public market for the common stock of the Company and there can be no assurances that any trading market will develop. Accordingly, there may never be a public resale market for the Shares. The Shares have not been registered under the Securities Act of 1933, as amended, or the laws of any state jurisdiction. Such securities may be sold or otherwise transferred by an investor only if the investor complies with all applicable state and federal securities laws. The Company does not intend to register the Shares.

The availability of Federal and state exemptions and the legality of the offer and sale of the Shares are conditioned upon, among other things, the fact that the purchase of Shares by all investors will be for investment purposes only and not with a view to resale or distribution. Accordingly, each prospective investor will be required to represent in the Subscription Agreement that it is purchasing the Shares for its own account and for the purpose of investment only, not with a view to, or in accordance with, the distribution of sale of the Shares and that it will not sell, pledge, assign or transfer or offer to sell, pledge, assign or transfer any of its Shares without an effective registration statement under the Securities Act, or an exemption therefrom and an opinion of counsel acceptable to the Company that registration under the Securities Act is not required and that the transaction complies with all other applicable Federal and state securities laws.

Item 5.Use of Proceeds to Issuer

The Company shall receive no proceeds from the shares sold by the selling shareholders. The Company will only receive the proceeds of the 2,000,000 shares to be sold in the future directly by the Company. There is no guarantee that the shares will be sold.

The net proceeds to the Company from the proposed sale of the Shares, after the deduction of estimated Offering expenses of $10,000 payable by the Company, are anticipated to be approximately $2,990,000. All proceeds will be used for general working capital purposes and as noted below are intended as follows:

Consolidate Debt	$1,249,500
Equipment Purchases	990,500
Working Capital & Reserve	750,000
Total*	$2,990,000

The company intends to consolidate and retire a short term equipment loan from CNH Capital in the amount of $657,000, Bank One loans of $220,000, Diamond Equipment payable $122,000, American General Financial real estate loans in the amount of $61,500, short term payables for current inventory and normal operational expenses $189,000.

Item 6. Description of Business

We are a holding company that, through our operating subsidiary, PasTel, LLC, a Texas limited liability company, provides a wide range of design, development, deployment, integration, and management of communications and information networks domestically and internationally in a variety of industries such as natural gas, cable TV, telephone and electrical construction, and municipal utility projects. The underground construction industry is predominantly made up of very small operators with only one or two older rigs each and little to no capital reserves. These hard working operators tend to be unsophisticated in business affairs. The operators are geographically dispersed across America but generally focus on work only in their own communities. The underground contracting business is a fragmented industry with only a handful of large players who essentially subcontract to small underground construction firms like PasTel. It is our plan to grow by acquiring select underground construction firms with a solid operating history. By taking this approach, we anticipate acquiring solid business relationships, customers, assets, cash flow, local presence in a particular market, and experienced personnel.

Our expertise includes:

- Underground conduit construction;
- Conduit cleaning, rodding, and pulling fiber;
- Directional boring;
- Plowing and trenching;
- Case bore, squeeze bore and box tunneling;
- Manhole construction (including rebuilds, poured and pre-cast); and
- Fiber Splicing.

The Company's services include the following:

- **Wireline and Wireless Proficiency**

We have successfully built and operated nearly every type of wireless and/or wireline technology on the market. The Company's employees have been designing, deploying and managing wireline and wireless networks for major wireline and wireless service companies (RBOCs, ILECs, and CLECs) in North America for many years.

- **Design & Optimization**

The Company provides a complete range of engineering services including copper, fiber, outside plant, radio frequency and fixed network. Wireless technologies like GSM, CDMA, TDMA, IS-41, System 24, iDEN, UMTS, GPRS, PAS/PHS and EDGE are supported by our engineering group. The Company's experience with other wireless networks such as satellite, broadband, WLAN, and fixed-wireless networks provides the assurance and comfort our customers need in today's competitive environment. We utilize state-of-the-art software and hardware tools to design, plan and optimize each network.

- **Greenfield and Overlay Networks**

We are able to assist in every aspect of a deployment of new and expanding networks and for the implementation of improved/upgraded technology and/or frequency overlays. Menu-driven pricing allows our customers to select the services and products they need, including a total turnkey solution.

- **Existing Networks**

We provide optimization and enhancement services to existing networks, such as outside plant extensions, assignment verification, cable throws and fiber optic testing and associated services.

- **Deployment**

We will self-perform or manage subcontractors in the execution of all tasks in the project. Our managers utilize our extensive database to provide market knowledge about local topography, prime wireless real estate and landlords, zoning atmospheres and jurisdictions, as well as qualifications of local subcontractors.

- **New Site Services**

We also provide new site services, including the following:

- Search area investigation & candidate submittal
- Master and site lease negotiation & execution
- Zoning application, representation, and approval
- Building permit submittal & approval
- Architectural and Engineering (A&E) services
- Environmental compliance (NEPA, SHPO, ESA)
- Construction management
- Civil, electrical, tower crew work
- Utility coordination, provisioning and testing
- Cell site materials management, warehousing & logistics
- Equipment engineering & installation

- In-building site construction & installation
- BTS warehousing, delivery & set
- BTS installation, commissioning and testing
- Site integration & acceptance
- Physical Site Surveys
- Lease, Zoning, Permit File Review
- Landlord Notification, Consent, Lease Amendments
- Permit Amendments
- BTS Area Modifications
- Tower/Rooftop Equipment Additions and/or Swaps

- **Network Management**

  We offer the following network management services:

  - Network & cell site optimization
  - Switch facility operations & maintenance
  - Base station (cell site) operations and maintenance
  - Cell site physical maintenance
  - Fixed network operations and maintenance
  - Regulatory (FAA/FCC) compliance
  - Competitive analysis & benchmarking
  - Standards & best practices development and audit
  - Hardware & software provisioning
  - Site & system audits
  - Asset management
  - Property management
  - Permit renewal
  - Tower marketing and management
  - Software & hardware upgrades
  - Network Operations Center (NOC) design and set-up
  - NOC Fault, Configuration, Accounting, Performance & Security Management services

- **Government Network Services**

We are strongly committed to supplying services and products to Federal, State, and local Governments. In many cases, we partner with manufacturers, service companies and integration firms on large projects in the design, development, deployment, integration, and management of communications and information networks domestically and internationally. Our government services division benefits from our past experience with the private telecommunications projects our employees and associates have completed.

The government services division has the same core competency in engineering, integration, and outsourced technical services including Program Management, with a strong focus on homeland security support. Our products and services are designed to support emergency and security initiatives by blending a mixture of physical security, electronic information security and training.

Our clients include the following companies:

MasTec North America, Inc.	Henkels & McCoy, Inc.
TCS Communications, LLC	Evans Utility Group, Inc.
JC Evans Construction, Inc.	Rodman Companies
Lano Utilities	BJC Management Co.
Planetary Utilities	SBC Master Contract/DFW Area
Wing T (Hillco Electric)	Hall-Albert
J&V Communications	Lone Star Electric
City of Keller	City of Dalworthington Gardens
Standard Utilities	Chaparral Communication & Energy LLC
University of Texas at Arlington	Hernandez Cable Construction
Cleburne Utilities	Area Excavation
303 Plumbing	Vision Comm
Walker Utilities, Inc.	Happy Electric
Cash Construction	E-Mc7 Electric
Arlington ISD	Michaels, Inc.
Sumter Engineering	Hal-Tec
Dolle Electric	Buford Media Group
Summit Engineering Design	Advanced Communications

Competition

The underground construction industry is predominantly made up of very small operators with only one or two older rigs each and little to no capital reserves. These hard working operators tend to be unsophisticated in business affairs. The operators are geographically dispersed across America but generally focus on work only in their own communities. The underground contracting business is a fragmented industry with only a handful of large players who essentially subcontract to small underground construction firms like PasTel. It is our plan to grow by acquiring select underground construction firms with a solid operating history. By taking this approach, we anticipate acquiring solid business relationships, customers, assets, cash flow, local presence in a particular market, and experienced personnel.

Marketing Strategy and Competition

Our management team has more than 30 combined years of industry experience and can support projects of any size anywhere in the world. Our customer focus is diverse and our clients are well capitalized. Many of our contracts include 24x7 maintenance support at no extra cost.

Almost every day technology surges forward. Our customers expect us to provide support and have recognized the importance of partnering with a reliable, skilled, professional partner that is a team player. We put our money where our claims are. If we build it, it will work and we guarantee it. We believe in providing the absolute best service and best product consistently.

Project Management is the center of every project and is what enables our project assignment to consistently meet or exceed our customers' expectations. We also offer Project Management as a standalone service. Each project begins with common objectives: Schedule, Cost, Quality, Milestones, Report Procedures, and Client Expectations. Daily reviews further ensure there are no missteps throughout the project timeline. Each project has its own dedicated Project Manager who personally monitors the performance of our teams in the field and provides immediate responsiveness to our clients.

Item 7. Description of Property

The Company's headquarters include approximately 12,000 Square feet of office/warehouse space at 716 Springmiller Court, Arlington, Texas 76002. The property has a mortgage with American General Finance with a remaining balance of about $61,500. The property is owned by the Company. The company leases additional properties at various job sites on a daily, weekly or monthly basis on an as needed basis without long term commitments.

The Company maintains affiliate offices in Massachusetts, California, Oregon, Missouri, Arkansas and Texas on a shared use basis with its clients and prime contractors.

Item 8. Directors, Executive Officers and Significant Employees

Name	Age	Position
Norman Lohr Bangle, Jr.	47	CEO
Sandra K. Ross	47	Director
Scott Schreibstein	50	Executive Vice President and Chief Financial Officer

Norman Lohr Bangle, Jr., CEO, was a Co-Founder and Managing Partner of PasTel LLC and Stellar Holdings, LLC. Mr. Bangle has been involved in wireline and wireless communications for over 20 years. Prior to PasTel and Stellar, Mr. Bangle was the President and Co-founder of Divine Tower International Corporation where he successfully grew the company from 100 employees and revenues of about 17 million dollars to revenues of over 130 million dollars annually and 500 employees. Mr. Bangle held several executive management positions with prominent private and publicly-traded telecommunications firms. Mr. Bangle negotiated the first ever wireless partnership and joint venture contracts with the State of New York and the Commonwealth of Virginia to provide shared resource initiatives. Mr. Bangle was instrumental in the formation of U.S. Intelco Wireless, Inc., a consortium of 450 independent telephone companies, where he formed 11 PCS partnerships and joint ventures that successfully participated in the FCC spectrum auctions. Mr. Bangle has participated as a telecommunications industry expert on internationally syndicated television programs.

Sandra K. Ross, Director, was Co-Founder and Operating Partner of Stellar Holdings, LLC and PasTel LLC. Prior to Stellar and PasTel, Ms. Ross was the Executive Vice President for NetCom Technologies, Inc., a leading provider of turnkey solutions for telecommunications service providers world-wide. Ms. Ross' primary responsibilities were to advise the board of directors on all strategic and tactical initiatives and growth of core business through alliances, acquisitions, joint ventures and to direct all the business development, sales and marketing efforts. Notable accomplishments include building sales from $3 million to $25 million in less than four years by internal growth and negotiating contracts with the result of increasing gross profit from 18% to 30%. Prior to NetCom, Ms. Ross was the Director of the Mayor's Office of Business Development taking responsibility for administering the City of New Orleans' program for economic planning & community development. Ms. Ross served as Co-founder and Board Member of the New Orleans Technology Consortium. Ms. Ross served as Director of External Affairs for Freeman School of Business, Tulane University where she developed and implemented business development and technology transfer strategies.

Scott Schreibstein, Senior Vice President and Chief Financial Officer, is a seasoned business executive with more than 20 years experience in finance, operations and customer service, mostly within the telecommunications and financial services industries. Mr. Schreibstein spent 13 years at Fidelity Investments holding the executive positions of Sr. Vice President and Chief Financial Officer for Fidelity Charitable Services; Vice President managing four regional centers with over 1,000 employees and overseeing customer contact and financial transaction processing centers for Fidelity's industry-leading institutional retirement businesses; Director of Telephone Operations; Assistant Vice President, Telephone Operations Support; and Assistant Vice President, Operations Planning and Analysis. Prior to joining Fidelity, Mr. Schreibstein held a series of financial operations and customer service management positions during an eight-year tenure at MCI Communications Company, with assignments in Washington, D.C., Sacramento, St. Louis and Dallas. He also spent a year as Director, Revenue Requirements for the San Marcos Telephone Company in San Marcos, Texas.

Item 9. Remuneration of Directors and Officers

N. Lohr Bangle, Jr.	CEO	$120,000
Scott A. Schreibstein	CFO	$150,000
Sandra K. Ross	Director	$120,000

Item 10. Security Ownership of Management and Certain Securityholders

Prior to this Offering, the Company had approximately 23,660,750 shares of its Common Stock issued and outstanding. The following table sets forth, as of July 20, 2005, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

Name of Beneficial Owner	Shares of Common Stock Owned	Percentage of Ownership Before Offering	After Offering
Norman Lohr Bangle, Jr., CEO 1874 Oak Glen New Braunfels, Texas 78132-3820	19,000,000	82.6%	76%
Sandra K. Ross, Director 23871 Willows Drive, Unit 302 Laguna Hills, CA 92653	1,000,000	4.3%	4%
Scott Schreibstein, EVP 80 Jennifer Drive Wrentham. 02093	500,000	2.2%	2%
Cristal Investments, LLC 201 E. North Avenue Bonifay, FL 32425	1,250,000	5.4%	5%
All officers and directors as a group	20,500,000	89%	82%

Item 11. Interest of Management and Others in Certain Transactions

None

Item 12. Securities Being Offered

The following description of the rights and preferences of the Company's capital stock is merely a summary. Each prospective investor should refer to the Company's Articles of Incorporation for a complete description of the Company's capital stock as well as to the applicable statutes of the State of Nevada for a more complete description concerning the rights and liabilities of stockholders.

The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, with a par value of $.0001 per share, of which approximately 23,660,000 shares are issued and outstanding, and 20,000,000 shares of Preferred Stock, with a par value of $.0001 per share, none of which has been issued or is outstanding.

Common Stock

Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. Upon liquidation or dissolution of the Company, whether voluntary or involuntary, holders of shares of Common Stock are to share equally in the assets of the Company available for distribution to stockholders. All outstanding shares of Common Stock are validly authorized and issued, fully paid and nonassessable, and all shares to be sold and issued as contemplated hereby will be validly authorized and issued, fully paid and nonassessable. The Board of Directors is authorized to issue additional shares of Common Stock, not to exceed the amount authorized by the Company's Articles of Incorporation, on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action.

Each holder of Common Stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors. Norman Lohr Bangle, CEO and Chairman, as the holder of more than 50% of the outstanding shares of Common Stock, has the power to elect all directors.

Holders of the Company's Common Stock are entitled to dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions, and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

Preferred Stock

The Preferred Stock has been authorized as "blank check" preferred stock with such designations, rights, and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval (but subject to applicable government regulatory restrictions), to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock.

The terms, preferences, limitations and relative rights of the Preferred Stock are as follows:

(a) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in these Articles of Incorporation or any amendment hereto, **including (but without limiting the generality of the foregoing) the following:**

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution by the Board of Directors;

(ii) the rate of dividends payable on shares of such series, the times of payment, whether dividends shall be cumulative, the conditions upon which and the date from which such dividends shall be cumulative;

(iii) whether shares of such series can be redeemed, the time or times when, and the price or prices at which shares of such series shall be redeemable, the redemption price, terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv) the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(vi) the rights, if any, of the holders of shares of such series to vote.

(b) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be of equal rank and shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series.

Part F/S

Broadband Communication Services, Inc .
Consolidated Financial Statement
Balance Sheet (unaudited)

08/17/05

ASSETS		LIABILITIES	
Current Assets		**Current Liabilities**	
Cash	$42,700	Accounts payable	$16,565
Accounts receivable	172,545	Short-term notes	3,100
(less doubtful accounts)	(6,968)	Current portion of long-term notes	14,000
Materials	23,400	Interest payable	323
Temporary investment	0	Taxes payable	3,304
Prepaid expenses	0	Accrued payroll	
Total Current Assets	$231,677	**Total Current Liabilities**	$37,292
Fixed Assets		**Long-term Liabilities**	
Long-term investments	$0	Commercial Mortgage	$61,500
Land	63,000	Other long-term liabilities	1,188,000
Buildings	33,000	**Total Long-Term Liabilities**	$1,249,500
(less accumulated depreciation)	(7,150)		
Plant and equipment	2,457,021		
(less accumulated depreciation)	(640,400)	**Shareholders' Equity**	
Furniture and fixtures		Capital stock	$1,210,000
(less accumulated depreciation)		Retained earnings	(359,644)
Total Net Fixed Assets	$1,905,471	**Total Shareholders' Equity**	$850,356
TOTAL ASSETS	$2,137,148	**TOTAL LIABILITIES & EQUITY**	$2,137,148

Broadband Communication Services, Inc.
Consolidated Income Statement (unaudited)
For the Year Ended 12/31/2003

Revenue:		
Gross Sales		$657,341.82
Less: Sales Returns and Allowances		$0.00
Net Sales		$657,341.82
Cost of Goods Sold:		
Beginning Materials	$0.00	
Add: Purchases	$178,696.60	
Direct Labor	$0.00	
Indirect Expenses	$0.00	
Cost of Goods Sold		$178,696.60
Gross Profit (Loss)		$478,645.22
Expenses:		
Advertising	$0.00	
Amortization	$0.00	
Bad Debts	$192,024.01	
Bank Charges	$104.89	
Bank One/Long Term Liability	$44,677.68	
Charitable Contributions	$239.00	
Commissions	$0.00	
Contract Labor	$10,438.19	
Credit Card Fees	$0.00	
Delivery Expenses	$666.92	
Depreciation	$161,012.00	
Dues and Subscriptions	$2,922.11	
Insurance	$8,334.52	
Interest	$13,846.35	
Maintenance	$22,513.96	
Miscellaneous	$1,886.19	
Office Expenses	$8,139.41	
Operating Supplies	$27,951.90	
Payroll Taxes	$2,772.21	
Permits and Licenses	$925.00	
Postage	$456.00	
Professional Fees	$9,500.88	
Property Taxes	$0.00	
Rent	$21,577.30	
Repairs	$41,586.86	
Telephone	$6,965.45	
Travel	$51.13	
Utilities	$5,921.97	
Vehicle Expenses	$56,986.37	
Wages	$91,441.69	
Total Expenses		$732,941.99
Net Operating Income		-$254,296.77
Other Income:		
Gain (Loss) on Sale of Assets	$3,500.00	
Interest Income	$0.00	
Total Other Income		$3,500.00
Net Income (Loss)		-$250,796.77

Broadband Communication Services, Inc.

Consolidated Income Statement (unaudited)

For the Year Ended 12/31/2004

Revenue:		
Gross Sales		$1,348,727.00
Less: Sales Returns and Allowances		$0.00
Net Sales		$1,348,727.00
Cost of Goods Sold:		
Beginning Materials	$23,000.00	
Add: Purchases	$363,000.00	
Direct Labor	$32,000.00	
Indirect Expenses	$44,000.00	
Cost of Goods Sold		$462,000.00
Gross Profit (Loss)		$886,727.00
Expenses:		
Advertising	$0.00	
Amortization	$0.00	
Bad Debts	$2,074.50	
Bank Charges	$2,432.11	
Long Term Liabilities	$49,715.66	
Charitable Contributions	$105.00	
Commissions	$0.00	
Contract Labor	$68,989.00	
Credit Card Fees	$2,200.00	
Delivery Expenses	$183.63	
Depreciation	$214,848.00	
Dues and Subscriptions	$1,476.30	
Insurance	$52,000.00	
Interest	$7,303.00	
Maintenance	$24,000.00	
Miscellaneous	$537.39	
Office Expenses	$156.55	
Operating Supplies	$20,121.00	
Payroll Taxes	$7,280.09	
Permits and Licenses	$150.00	
Postage	$777.00	
Professional Fees	$20,123.00	
Property Taxes	$0.00	
Rent	$44,089.00	
Repairs	$57,878.00	
Telephone	$5,645.00	
Travel	$53.38	
Utilities	$6,616.43	
Vehicle Expenses	$65,776.00	
Wages	$249,308.00	
Total Expenses		$903,838.04
Net Operating Income		-$17,111.04

Broadband Communication Services, Inc.

Consolidated Income Statement (unaudited)

For the Year Ended 12/31/2004 (continued)

Other Income:		
Gain (Loss) on Sale of Assets	$0.00	
Interest Income	$0.00	
Total Other Income		$0.00
Net Income (Loss)		-$17,111.04

Broadband Communication Services, Inc.
Consolidated Income Statement (unaudited)
From 1/2/2005 to 8/17/2005

Revenue:		
Gross Sales		$645,000.00
Less: Sales Returns and Allowances		$0.00
Net Sales		$645,000.00
Cost of Goods Sold:		
Beginning Materials	$18,000.00	
Add: Purchases	$41,078.80	
Direct Labor	$32,000.00	
Indirect Expenses	$0.00	
Cost of Goods Sold		$91,078.80
Gross Profit (Loss)		$553,921.20
Expenses:		
Advertising	$0.00	
Amortization	$5,500.00	
Bad Debts	$106.09	
Bank Charges	$617.43	
Long Term Liabilities	$65,000.00	
Charitable Contributions	$500.00	
Commissions	$0.00	
Contract Labor	$110,000.00	
Credit Card Fees	$0.00	
Delivery Expenses	$550.00	
Depreciation	$0.00	
Dues and Subscriptions	$407.86	
Insurance	$31,000.00	
Interest	$0.00	
Maintenance	$11,129.00	
Miscellaneous	$326.40	
Office Expenses	$1,100.00	
Operating Supplies	$0.00	
Payroll Taxes	$12,740.64	
Permits and Licenses	$0.00	
Postage	$345.00	
Professional Fees	$6,000.00	
Property Taxes	$0.00	
Rent	$22,000.00	
Repairs	$18,000.00	
Telephone	$6,428.00	
Travel	$1,476.00	
Utilities	$3,800.00	
Vehicle Expenses	$42,000.00	
Wages	$8,085.00	
Total Expenses		$347,111.42
Net Operating Income		$206,809.78

Broadband Communication Services, Inc.

Consolidated Income Statement (unaudited)

From 1/2/2005 to 8/17/2005 (continued)

Other Income:		
Gain (Loss) on Sale of Assets	$0.00	
Interest Income	$0.00	
Total Other Income		$0.00
Net Income (Loss)		$206,809.78

Broadband Communication Services, Inc.
Consolidated Cash Flow Statement
August 17, 2005

Cash flows from operating activities	
Cash received from customers	$645,000
Cash paid for materials	(41,079.00)
Cash paid for wages and other operating expenses	(156,480.00)
Cash paid for interest	0.00
Cash paid for taxes	(12,740.64)
Other	(114,218.00)
Net cash provided (used) by operating activities	320,482.36
Cash flows from investing activities	
Cash received from sale of capital assets (plant and equipment, etc.)	0.00
Cash received from disposition of business segments	0.00
Cash received from collection of notes receivable	0.00
Cash paid for purchase of capital assets	(723,000.00)
Cash paid to acquire businesses	0.00
Other	400,000.00
Net cash provided (used) by investing activities	(323,000.00)
Cash flows from financing activities	
Cash received from issuing stock	12,000.00
Cash received from long-term borrowings	850,000.00
Cash paid to repurchase stock	0.00
Cash paid to retire long-term debt	0.00
Cash paid for dividends	0.00
Other	0.00
Net cash provided (used) in financing activities	862,000.00
Increase (decrease) in cash during the period	(2,517.64)
Cash balance at the beginning of the period	45,218.64
Cash balance at the end of the period	42,701.00

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared from affiliate financial statements in accordance with generally accepted accounting principles for interim financial information. These consolidated financial statements reflect all adjustments consisting of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the periods shown. Accordingly, they do not yet include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that effect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - REVENUE RECOGNITION

Due to the consolidation, subsequent reorganization and the current operation of the Company, the source of revenues are generated from sales of utility related construction services. Revenues are recognized when the invoices have been submitted and approved by clients or the work is completed or invoiced.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company reported a net profit (unaudited) for the current period. As reported on the statement of cash flows, the Company incurred positive cash flows from operating activities for the current financials (unaudited).

NOTE 4 - STOCKHOLDER'S EQUITY

In July 2005, the Company agreed to issue 2,137,000 shares of the Company common stock as payment for sub-debt and consulting services.

NOTE 5 - CONSOLIDATION

The Company entered into an agreement with Precision Underground Construction and PasTel LLC to consolidate the entities and purchase all assets and ownership, whereby the Company will gain control and direct the business. Given the growth in the Company's core business, the future requires the Company to expand its operations by growing the business through acquisitions and internal growth.

NOTE 6 – LONG TERM LIABILITIES

The Company has a mortgage for its real estate in the amount of $62,000 and a heavy equipment loan for $675,000.

NOTE 7 - SHORT TERM LIABILITIES

The company has short term payables for materials, fuel and operating capital.

NOTE 8 - DEPRECIATION

The Company uses straight line depreciation.

PART III — EXHIBITS

Item 1. Index to Exhibits

2.1 State of Nevada Corporate Charter, dated July 15, 2005.
2.2 State of Nevada Certified Articles of Incorporation, dated July 15, 2005.
2.3 Corporate Bylaws, dated July 20, 2005.

6.1 Employment Contracts for all directors and employees

Item 2. Description of Exhibits

2.1 State of Nevada Corporate Charter, dated July 15, 2005.
2.2 State of Nevada Certified Articles of Incorporation, dated July 15, 2005.
2.3 Corporate Bylaws, dated July 20, 2005.

6.1 Employment Contracts for all directors and employees

Signature page to follow

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, State of Texas, on August 17, 2005.

Broadband Communication Services, Inc.

By:

Norman Lohr Bangle (Date) August 17, 2005

Norman Lohr Bangle, CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Date) August 17. 2005

Scott Schreibstein, Executive Vice President and CFO

Sandra K Ross (Date) 17 August 2005

Sandra K. Ross, Director

(Date) August 17, 2005

J. Bennett Grocock, P.A, Legal Counsel

Exhibit 2.1

SECRETARY OF STATE


THE GREAT SEAL OF THE STATE OF
NEVADA
STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **BROADBAND COMMUNICATION SERVICES, INC.**, did on July 15, 2005, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.


THE GREAT SEAL OF THE STATE OF
NEVADA

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on July 16, 2005.

DEAN HELLER
Secretary of State

By

Certification Clerk

Exhibit 2.2

STATE OF NEVADA



OFFICE OF THE
SECRETARY OF STATE

Certified Copy

July 16, 2005

Job Number: C20050715-1359
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20050276021-05	Articles of Incorporation	3 Pages/1 Copies


THE GREAT SEAL OF THE STATE OF
NEVADA

Respectfully,

DEAN HELLER
Secretary of State

By

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0455522005-0
Document Number:
20050276021-05
Date Filed:
7/15/2005 1:30:49 PM
In the office of
Dean Heller
Dean Heller
Secretary of State

Articles of Incorporation
(PURSUANT TO NRS 78)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation: BROADBAND COMMUNICATION SERVICES, INC.

2. Resident Agent Name and Street Address:
Name: CT CORPORATION
Street Address: 6100 NEIL RD., STE. 500 City: RENO NEVADA Zip Code: 89511
Optional Mailing Address: City State Zip Code

3. Shares:
SEE EXHIBIT "A"
Number of shares with par value: 220,000,000 Par value: $.0001 Number of shares without par value: -0-

4. Names & Addresses of Board of Directors/Trustees:
1. Name: NORM BANGLE
Street Address: 716 SPRINGMILLER CT. City: ARLINGTON State: TX Zip Code: 76002
2. Name: SANDRA KAREN ROSS
Street Address: 716 SPRINGMILLER CT. City: ARLINGTON State: TX Zip Code: 76002
3. Name:
Street Address: City State Zip Code

5. Purpose:
The purpose of this Corporation shall be: ANY LEGAL PURPOSE

6. Names, Address and Signature of Incorporator:
Name: J. BENNETT GROCOCK Signature: [signature]
Address: 255 S. ORANGE AVE. STE 1201 City: ORLANDO State: FL Zip Code: 32801

7. Certificate of Acceptance of Appointment of Resident Agent:
I hereby accept appointment as Resident Agent for the above named corporation.
Authorized Signature of R.A. or On Behalf of R.A. Company [signature] Date: 7/15/05
PETER F. SOUZA
ASSISTANT SECRETARY

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State Form 78 ARTICLES

Exhibit A

AUTHORIZED STOCK.

1. Authorized Stock. This corporation is authorized to issue the following shares of capital stock:

(a) Common Stock. The aggregate number of shares of Common Stock which the corporation shall have the authority to issue is Two Hundred Million (200,000,000) shares, par value $0.0001 per share.

(b) Preferred Stock. The aggregate number of shares of Preferred Stock which the corporation shall have the authority to issue is Twenty Million (20,000,000) shares, par value $0.0001 per share.

2. Description of Common Stock. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and may not cumulate their votes for the election of directors. Shares of Common Stock are not redeemable, do not have any conversion or preemptive rights, and are not subject to further calls or assessments once fully paid.

Holders of Common Stock will be entitled to share pro rata in such dividends and other distributions as may be declared from time to time by the board of Directors out of funds legally available therefor, subject to any prior rights accruing to any holders of preferred stock of the Company. Upon liquidation or dissolution of the Company, holders of shares of Common Stock will be entitled to share proportionally in all assets available for distribution to such holders.

3. Description of Preferred Stock. The terms, preferences, limitations and relative rights of the Preferred Stock are as follows:

(a) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in this Certificate of Incorporation or any amendment hereto, including (but without limiting the generality of the foregoing) the following:

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (but not above the total number of authorized shares of Preferred Stock and, except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution by the Board of Directors;

(ii) the rate of dividends payable on shares of such series, the times of payment, whether dividends shall be cumulative, the conditions upon which and the date from which such dividends shall be cumulative;

(iii) whether shares of such series can be redeemed, the time or times when, and the price or prices at which shares of such series shall be redeemable, the redemption price, terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv) the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(vi) the rights, if any, of the holders of shares of such series to vote.

(b) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be of equal rank and shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series.

Exhibit 2.3

BYLAWS

OF

BROADBAND COMMUNICATION SERVICES, INC.

Article I. Meeting of Shareholders.

Section 1. Annual Meeting. The annual meeting of the shareholders of this Corporation shall be held following the end of the Corporation's fiscal year at such time as determined by the Board of Directors. The annual meeting shall be held for the election of directors of the Corporation and the transaction of any business that may be brought before the meeting. The annual meeting of the shareholders for any year shall be held no later than sixteen months (16) after the last preceding annual meeting of shareholders.

Section 2. Special Meetings. Special meetings of the shareholders shall be held when directed by the Chairman of the Board, the President or the Board of Directors, or when requested in writing by the holders of the voting rights to not less than one-third of all the shares entitled to vote at such meeting. A meeting requested by shareholders shall be called for on a date not less than ten nor more than sixty days after the request is made. The call for the meeting shall be issued by the Secretary, unless the Chairman of the Board, the President, Board of Directors, or shareholders requesting the calling of the meeting shall designate another person to do so.

Section 3. Place. Meetings of shareholders may be held either within or without the State of Nevada. Unless otherwise directed by the Board of Directors, meetings of the shareholders shall be held at the principal offices of the Corporation.

Section 4. Notice. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each shareholder of record entitled to vote at such meeting not less than ten or more than sixty days before the meeting, either personally or by first-class mail, by or at the direction of the Chairman of the Board, the President, the Secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Section 5. Waiver of Notice of Meetings of Shareholders. Any notice required to be given to any shareholder of the Corporation by law or under the provisions of the articles of incorporation of the Corporation or these Bylaws may be waived by a waiver in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or conveyed.

Section 6. Notice of Adjourned Meetings. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted on the original date of the meeting. If, however, after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in Section 4 of these Bylaws to each shareholder of record on the new record date entitled to vote at such meeting.

Section 7. Closing of Transfer Books and Fixing Record Date. For the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof or entitled to receive payment or any dividend, or in order to make a determination of shareholders for any other purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period not to exceed, in any case, sixty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of, or to vote at, a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting.

In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice or to vote at a meeting of shareholders or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

Section 8. Voting Record. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of, and the number and class and series, if any, of shares held by, each. Such list shall be kept on file at the registered office of the Corporation, at the principal place of business of the Corporation, or at the office of the

JB

transfer agent or registrar of the Corporation for a period of ten days prior to such meeting and shall be subject to inspection by any shareholder at any time during normal business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder at any time during the meeting.

If the requirements of this Section have not been substantially complied with, the meeting shall be adjourned on the demand of any shareholder in person or by proxy until the requirements are complied with. If no such demand is made, failure to comply with the requirements of this Section shall not affect the validity of any action taken at such meeting.

The requirements of this Section shall not apply unless and until the Corporation shall have at least six shareholders.

Section 9. Shareholder Quorum and Voting. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. When a specified item of business is required to be voted on by a class or series of stock, a majority of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series.

If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless the vote of a greater number or voting by classes is required.

After a quorum has been established at a shareholders' meeting, the subsequent withdrawal of shareholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

Section 10. Voting of Shares. The holders of common stock shall possess and exercise exclusive voting rights. Each outstanding share of common stock shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Treasury shares, shares of this Corporation's own stock owned by another corporation the majority of the voting stock of which is owned or controlled by this Corporation, and shares of this Corporation's own stock held by a corporation in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact.

At each election for directors, every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote.

Shares entitled to be voted standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent, or proxy designated by the bylaws of the corporate shareholder or, in the absence of any applicable bylaw, by such person as the board of directors of the corporate shareholder may designate. Proof of such designation may be made by presentation of a certified copy of the bylaws or other instrument of the corporate shareholder. In the absence of any such designation or, in case of conflicting designation by the corporate shareholder, the chairman of the board, president, any vice president, secretary and treasurer of the corporate shareholder shall be presumed to possess, in that order, authority to vote such shares.

Shares entitled to be voted held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares entitled to be voted standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote any shares held by him without a transfer of such shares into his name.

Shares entitled to be voted which are registered in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

A shareholder otherwise entitled to vote whose shares are pledged, shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee or his nominee shall be entitled to vote the shares so transferred.

On and after the date on which written notice of redemption of redeemable shares has been mailed to the holders thereof and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders thereof upon surrender of certificates therefor, such shares shall not be entitled to be voted on any matter and shall not be deemed to be outstanding shares.

Section 11. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting, or his duly authorized attorney-in-fact, may authorize another person or persons to act for him by proxy.

Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the corporate officer responsible for maintaining the list of shareholders.

If a proxy for the same shares confers authority upon two or more persons and does not otherwise provide, a majority of them present at the meeting, or if only one is present then that one, may exercise all the powers conferred by the proxy; but if the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated.

If a proxy expressly provides, any proxy holder may appoint, in writing, a substitute to act in his place.

Section 12. Voting Trusts. Any number of shareholders of this Corporation may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, as provided by law, for a period not to exceed ten years. Where the counterpart of a voting trust agreement and the copy of the record of the holders of voting trust certificates has been deposited with the Corporation as provided by law, such documents shall be subject to the same right of examination by a shareholder of the Corporation, in person or by agent or attorney, as are the books and records of the Corporation, and such counterpart and such copy of such record shall be subject to examination by any holder of record of voting trust certificates either in person or by agent or attorney, at any reasonable time for any proper purpose.

A voting trust agreement may be extended before the expiration of such voting trust agreement as originally fixed or as extended one or more times, for an additional period not exceeding ten years, by agreement in writing by one or more holders of voting trust certificates. Such extension agreement shall not affect the rights or obligations of persons not parties to the agreement, and such persons shall be entitled to remove their shares from the trust and promptly to have their share certificates reissued to them.

Section 13. Shareholders' Agreements. Two or more shareholders of this Corporation may enter into an agreement, if in writing and signed by the parties thereof, providing for the exercise of voting rights in the manner provided in the agreement, or as they may agree, or as determined in accordance with procedures agreed upon by them. Nothing herein shall impair the right of the Corporation to treat the shareholders of record as entitled to vote the shares standing in their names.

A transferee of shares of this Corporation shall be bound by any such shareholders' agreement if he takes the shares subject to such agreement with notice thereof.

Section 14. Action by Shareholders Without a Meeting. Any action required by law to be taken at any annual or special meeting of shareholders of the Corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any class of shares is entitled to be voted thereon as a class, such written consent shall be required of the holders of a majority of the shares of each class of shares entitled to be voted as a class thereon and of the total shares entitled to be voted thereon.

Within ten days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing. The notice shall fairly summarize the material features of the authorized action and, if the action be a merger, consolidation or sale or exchange of assets for which dissenters rights are provided by law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions of law regarding the rights of dissenting shareholders.

Article II. Directors.

Section 1. Function. All corporate powers shall be exercised by or under the authority of, and the business and affairs of this Corporation shall be managed under the direction of, the Board of Directors.

Section 2. Qualification. Directors need not be residents of the State of Nevada or shareholders of the Corporation. Nominations for the election of directors may be made by the Board of Directors or by any shareholder entitled to vote in the election of directors. However, any shareholder entitled to vote in the election of directors at a meeting may nominate a director only if written notice of such shareholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation not later than: (a) with respect to an election to be held at an annual meeting of shareholders, ninety (90) days in advance of the date in the current year corresponding to the date of the previous year's annual meeting at which directors were elected; and (b) with respect to an election to be held at a special meeting of shareholders for the election of the directors, thirty (30) days in advance of the date of the special meeting. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of shares of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understanding between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by



the Board of Directors; and (e) the consent of each nominee to serve as a Director of the Corporation if so elected. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Section 3. Compensation. The Board of Directors shall have authority to fix the compensation of directors.

Section 4. Duties of Directors. A director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by:

(a) One or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(b) Counsel, public accountants or other persons as to matters which the director reasonably believes to be within such persons' professional or expert competence; or

(c) A committee of the board upon which he does not serve, duly designated in accordance with a provision of the articles of incorporation or these Bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted.

A person who performs his duties in compliance with this Section shall have no liability by reason of being or having been a director of the Corporation.

Section 5. Presumption of Assent. A director of the Corporation who is present at a meeting of its Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken, unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 6. Number. Directors shall be elected for one term and shall continue in office until their successors are elected and qualified. The number of members of the Board of Directors constituting the entire Board shall be determined by a majority vote of the whole Board of Directors of the Corporation, and such exact number shall be no less than one (1) and no more than nine (9) until otherwise so determined.

Section 7. Election and Term. At each annual meeting of shareholders, all directors shall be elected for a term of one year (until the next annual meeting of shareholders) and to hold office until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

Section 8. Executive and Other Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee (which shall consist of the Chairman of the Board, the President and such other directors as may, from time to time, be designated by the Board of Directors) and one or more other committees each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, except that no such committee shall have the authority to:

(a) Approve or recommend to shareholders actions or proposals required by law to be approved by shareholders.

(b) Designate candidates for the office of director, for purposes of proxy solicitation or otherwise.

(c) Fill vacancies on the Board of Directors or any committee thereof.

(d) Amend the Bylaws.

(e) Authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors.

(f) Authorize or approve the issuance or sale of, or any contract to issue or sell, shares or designate the terms of a series of a class of shares, except that the Board of Directors, having acted regarding general authorization for the issuance or sale of shares, or any contract therefor, and, in the case of a series, the designation thereof, may, pursuant to a general formula or method specified by the Board by resolution or by adoption of a stock option or other plan, authorize a committee to fix the terms of any contract for the sale of the shares and to fix the terms upon which such shares may be issued or sold, including, without limitation, the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund, conversion, and voting or preferential rights, and provisions for other features of a class of shares, or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all the terms thereof and to authorize the statement of the terms of a series for filing with the Department of State.

The Board of Directors, by resolution adopted in accordance with this Section, may designate one or more directors as alternate members of any such committee who may act in the place and stead of any absent member or members at any meeting of such committee.



Section 9. Vacancies. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors.

Section 10. Removal of Directors. At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, but only by the affirmative vote of the holders of 75 percent of the outstanding voting stock qualified to vote at a meeting for the election of directors.

Section 11. Director Quorum and Voting. A majority of the number of directors fixed by these Bylaws shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 12. Director Conflicts of Interest. No contract or other transaction between this Corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of its directors are directors or officers or are financially interested shall be either void or voidable because of such relationship or interest, because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or their votes are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors;

(b) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

(c) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board, a committee, or the shareholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

Section 13. Time, Notice, and Call of Directors' Meetings. Regular meetings of the Board of Directors, if held, shall be held without notice at such stated time as the Chairman of the Board, the President of the Corporation, or any two directors shall direct.

Special meetings of the Board of Directors may be called at any time by the Chairman of the Board, by the President of the Corporation, or by any two directors. Written notice of the time and place of special meetings of the Board of Directors shall be given to each director either by personal delivery or by first-class mail, email, or fax at least two days before the meeting.

Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 14. Order of Business. The order of business at Board of Directors' meetings shall be as follows:

A. Reading of the minutes of the prior meeting of directors.

B. Reports of officers.

C. Reports of committees.

D. New business.

Section 15. Waiver of Notice. Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Section 16. Adjournments. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

Section 17. Participation by Conference Telephone or Video. Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone, video, or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 18. Action Without a Meeting. Any action required by law to be taken at a meeting of the directors of the Corporation, or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing setting forth the action so to be taken signed by all of the directors or all of the members of the committee, as the case may be, is filed in the minutes of the proceedings of the Board or the committee. Such consent shall have the same effect as a unanimous vote.

Article III. Officers

Section 1. Officers, Election and Terms of Office. The principal officers of this Corporation shall consist of a Chairman of the Board, a Chief Executive Officer, a Chief Financial Officer, a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors at the first meeting of directors immediately following the annual meeting of shareholders of this Corporation, and shall hold their respective offices from the date of the meeting at which elected until the time of the next succeeding meeting of the Board following the annual meeting of the shareholders. The Board of Directors shall have the power to elect or appoint, for such term as it may see fit, such other officers and assistant officers and agents as it may deem necessary, and to prescribe such duties for them to perform as it may deem advisable. Any two or more offices may be held by the same person. Failure to elect a Chairman of the Board, CEO, CFO, Secretary or Treasurer shall not affect the existence of the Corporation.

Section 2. Removal of Officers. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board whenever, in its judgment, the best interests of the Corporation will be served thereby.

Any officer or agent elected by the shareholders may be removed only by vote of the shareholders unless the shareholders shall have authorized the directors to remove such officer or agent.

Removal of any officer shall be without prejudice to the contract rights, if any, of the person so removed; however, election or appointment of an officer or agent shall not of itself create any contract rights.

Section 3. Vacancies. Any vacancy, however occurring, in any office may be filled by the Board of Directors.

Section 4. Chairman of the Board. The Chairman of the Board shall coordinate and supervise the activities of all other officers of the Corporation. The Chairman of the Board shall from time to time call special meetings of the Board of Directors whenever he/she deems it necessary to do so or whenever the requisite number of the members of the Board of Directors shall request him in writing to do so. He/she shall preside at all meetings of the shareholders and the directors and shall generally perform such other duties as are delegated to him by the Board of Directors. If the Chairman shall be unable to preside, then the Vice Chairman, if any, or a person duly appointed by the Chairman shall preside at all such meetings. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors.

Section 5. Chief Executive Officer. Except as otherwise provided in these Bylaws, the Chief Executive Officer ("CEO"), subject to the directions of and limitations imposed by the Board of Directors, shall perform all the duties and have all the power usually pertaining and attributed by law or otherwise to the office of the chief executive of the Corporation. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors. He shall, at each annual meeting, present a report of the business and affairs of the Corporation and shall, from time to time, whenever requested, report to the Board all matters within his knowledge which the interest of the Corporation may require to be brought to the notice of the directors. The CEO shall have the power, only with prior approval of the Board of Directors, to employ and terminate the employment of all such subordinate officers, agents, clerks and other employees not herein provided to be selected by the Board as he may find necessary to transact the business of the Corporation and shall have the right to fix the compensation thereof, subject to the approval of the Board of Directors or any Compensation Committee thereof.

Section 6. Chief Financial Officer. The Chief Financial Officer ("CFO") shall perform the duties usually pertaining to and attributed to the principal financial officer of the Corporation and shall have the powers and perform such duties as may be delegated to him by the Board of Directors, or in the absence of such action by the Board, then by the Chairman of the Board or by the CEO. The CFO shall report directly to the Board and any Audit Committee thereby established. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors.

Section 7. Vice-President. The Vice-President shall have the powers and perform such duties as may be delegated to him by the Board of Directors, or in the absence of such action by the Board, then by the Chairman of the Board or by the Chief Executive Officer. In case of the death, absence, or inability of the Chief Executive Officer to act, except as may be expressly limited by action of the Board of Directors, the Vice-President may perform the duties and exercise the powers of the Chief Executive Officer following such death of the Chief Executive Officer or during the absence or inability of the Chief Executive Officer to act; and, in such case, concurrently with the Chief Executive Officer, shall at all times have the power to sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and documents in the



name of the Corporation on its behalf which the Chief Executive Officer is authorized to do, but subject to the control and authority at all times of the Board of Directors.

Section 8. Secretary. The Secretary shall keep the minutes of all meetings of the shareholders and the Board of Directors in a book or books to be kept for such purposes, and also, when so requested, the minutes of all meetings of committees in a book or books to be kept for such purposes. He shall attend to giving and serving of all notices, and he shall have charge of all books and papers of the Corporation, except those hereinafter directed to be in charge of the Treasurer, or except as otherwise expressly directed by the Board of Directors. He shall keep the stock certificate book or books. The Secretary shall be the custodian of the seal of the Corporation. The Secretary shall sign with the President all certificates of stock as the Secretary of this Corporation and as Secretary affix or cause to be affixed thereto the seal of the Corporation. The Secretary may sign as Secretary of the Corporation, with the President in the name of the Corporation and on its behalf, all contracts, deeds, mortgages, bonds, notes and other papers, instruments and documents, except as otherwise expressly provided by the Board of Directors, and as such Secretary he shall affix the seal of the Corporation thereto. Under the direction of the Board of Directors, the Chairman of the Board or the President, the Secretary shall perform all the duties usually pertaining to the office of Secretary; and he shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board or the President.

Section 9. Treasurer. The Treasurer shall have the custody of all the funds and securities of the Corporation except as may be otherwise provided by the Board of Directors, and he shall make such disposition of the funds and other assets of the Corporation as he may be directed by the Board of Directors. He shall keep or cause to be kept a record of all money received and paid out, and all vouchers and receipts given therefor, and all other financial transactions of the Corporation. He shall have general charge of all financial books, vouchers and papers belonging to the Corporation or pertaining to its business. He shall render an account of the Corporation's funds at the first meeting of the Board of Directors immediately following the annual meeting of shareholders of this Corporation, and at such other meetings as he may be requested, and he shall make an annual statement of the finances of the Corporation. If at any time there is a person designated as Comptroller of the Corporation, the Treasurer may delegate to such Comptroller such duties and powers as the Treasurer may seem proper. The Treasurer shall perform such other duties as are usually incident by law or otherwise to the office of the Treasurer, and as he may be directed or required by the Board of Directors, the Chairman of the Board or the President.

Article IV. Dividends

The Board of Directors of this Corporation may, from time to time, declare, and the Corporation may pay, dividends on its shares in cash, property or its own shares, except when the Corporation is insolvent, when the payment thereof would render the Corporation insolvent or when the declaration or payment thereof would be contrary to any restrictions contained in the articles of incorporation, subject to the following provisions:

(a) Dividends in cash or property may be declared and paid, except as otherwise provided in this Section, only out of the unreserved and unrestricted earned surplus of the Corporation or out of capital surplus, howsoever arising, but each dividend paid out of capital surplus shall be identified as a distribution of capital surplus, and the amount per share paid from such surplus shall be disclosed to the shareholders receiving the same concurrently with the distribution.

(b) Dividends may be declared and paid in the Corporation's own treasury shares.

(c) Dividends may be declared and paid in the Corporation's own authorized but unissued shares out of any unreserved and unrestricted surplus of the Corporation upon the following conditions:

(1) If a dividend is payable in shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

(2) If a dividend is payable in shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board of Directors by resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect of such shares, and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

(d) No dividend payable in shares of any class shall be paid to the holders of shares of any other class unless the articles of incorporation so provide or such payment is authorized by the affirmative vote or the written consent of the holders of at least a majority of the outstanding shares of the class in which the payment is to be made.

(e) A split up or division of the issue shares of any class into a greater number of shares of the same class without increasing the stated capital of the Corporation shall not be construed to be a share dividend within the meaning of this Section.

Article V. Stock Certificates

Section 1. Issuance. Every holder of shares in this Corporation shall be entitled to have a certificate representing all shares to which he is entitled. No certificate shall be issued for any share until such share is fully paid.



Section 2. Form. Certificates representing shares in this Corporation shall be signed by the CEO and the Secretary and may be sealed with the seal of this Corporation or a facsimile thereof. The signatures of the CEO and the Secretary may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar other than the Corporation itself or an employee of the Corporation. In case any officer who signed, or whose facsimile signature has been placed upon, such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issuance.

Every certificate representing shares which are restricted as to the sale, disposition or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge a full statement of, such restrictions.

Each certificate representing shares shall state upon the face thereof: the name of the Corporation; that the Corporation is organized under the laws of this state; the name of the person or persons to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; and the par value of each share represented by such certificate or a statement that the shares are without par value.

Section 3. Transfer of Stock. Transfers of stock shall be made only on the books of the Corporation by the holder, in person, or by an attorney-in-fact under a power of attorney duly executed by such shareholder and filed with the Secretary with written direction for the transfer, upon surrender of the original certificate for such shares and upon the payment of all indebtedness by such shareholder to the Corporation, and the possession of a certificate of stock (as between the holder and the Corporation) shall not be regarded as evidence of ownership of the same in any person other than the registered owner until the transfer thereof is duly made on the books of the Corporation. No transfer of stock shall be valid against the Corporation until it shall have been effected and registered upon the Corporation's books in the manner herein provided.

On the transfer of any shares, each certificate shall be receipted for, and such receipt shall be attached to, the margin or stub of such certificate in the certificate book. When such certificate is delivered by the Corporation by registered or certified mail, the return receipt of such registered or certified mail shall be sufficient as the receipt herein provided for. All certificates exchanged or surrendered to the Corporation shall be cancelled by the Secretary and affixed in their original places in the certificate book and no new certificates shall be issued until the certificate for which it is exchanged has been cancelled and returned to its original place in said book, except as provided in Section 4 of this Article pertaining to lost or destroyed certificates.

If any holder of any stock of the Corporation shall have entered into an agreement with any other holder of any stock of the Corporation or with the Corporation, or both,



relating to a sale or sales or transfer of any shares of stock of the Corporation, or wherein or whereby any restriction or condition is imposed or placed upon or in connection with the sale or transfer of any share of stock of the Corporation, and if a duly executed or certified copy thereof shall have been filed with the Secretary of the Corporation, none of the shares of stock covered by such agreement or to which it relates, of any such contracting shareholder, shall be transferred upon the books of the Corporation until there has been filed with the Secretary of the Corporation evidence satisfactory to the Secretary of the Corporation of compliance with such agreement, and any evidence of any kind or quality, of compliance with the terms of such agreement which the Secretary deems satisfactory or sufficient shall be conclusive upon all parties interested; provided, however, that neither the Corporation nor any director, officer, employee or transfer agent thereof shall be liable for transferring or effecting or permitting the transfer of any such shares of stock contrary to or inconsistent with the terms of any such agreement, in the absence of proof of willful disregard thereof or fraud, bad faith or gross negligence on the part of the party to be charged; provided, further, that the certificate of the Secretary, under the seal of the Corporation, bearing the date of its issuance by the Secretary, certifying that such an agreement is or is not on file with the Secretary, shall be conclusive as to such fact so certified for a period of five days from the date of such certificate, with respect to the rights of any innocent purchaser or transferee for value of any such shares without actual notice of the existence of any restrictive agreement.

Section 4. Lost Certificates. Any shareholder claiming a certificate of stock to be lost or destroyed shall make affidavit or affirmation of the fact and the fact that he is the owner and holder thereof, and give notice of the loss or destruction of same in such manner as the Board of Directors may require, and shall give the Corporation a bond of indemnity in form, and with one or more sureties satisfactory to the Board of Directors, which shall be at least double the par value of all the shares of stock represented by such certificate, payable as may be required by the Board of Directors to protect the Corporation and any person injured by the issuance of the new certificate from any liability or expense which it or they may be put to or incur by reason of the original certificate remaining outstanding, whereupon the President and the Secretary may cause to be issued a new certificate in the same tenor as the one alleged to be lost or destroyed, but always subject to approval of the Board of Directors.

Article VI. Books and Records.

Section 1. Books and Records. This Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees of directors.

This Corporation shall keep, at its registered office or principal place of business or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number, class and series, if any, of the shares held by each.



Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

Section 2. Financial Information. No later than three (3) months after the close of each fiscal year, this Corporation shall prepare a balance sheet showing in reasonable detail the financial conditions of the Corporation as of the close of its fiscal year, and a profit and loss statement showing the results of its operation during its fiscal year.

Upon the written request of any shareholder or holder of voting trust certificates for shares of the Corporation, the Corporation shall mail to such shareholder or holder of voting trust certificates a copy of the most recent such balance sheet and profit and loss statement.

The balance sheets and profit and loss statements shall be filed in the registered office of the Corporation in this state, shall be kept for at least five years, and shall be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

Article VII. Seal.

The seal of this Corporation shall be circular and shall have inscribed thereon the name of the Corporation and such other words and figures and in such design as may be prescribed by the Board of Directors, and may be engraved, printed, a facsimile or an impression or other type seal.

Article VIII. Amendment of Bylaws.

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted, by the Board of Directors; provided, however, that the provisions set forth in Article II, Sections 2, 6, 7, 9, 10, and 18 shall not be altered, amended or repealed unless approved by the affirmative vote of the holders of seventy-five percent (75%) of the outstanding voting stock qualified to vote at a meeting for the election of directors.

CERTIFICATE OF ADOPTION

These Bylaws were approved and adopted on July 20, 2005, by Broadband Communication Services, Inc.

By: Norm Bangle

Norm Bangle

Its: President

Exhibit 6.1

EXECUTIVE EMPLOYMENT AGREEMENT

This Employment Agreement ("Agreement"), including the attached Exhibit "A," is entered into between Broadband Communication Services, Inc., a Nevada Corporation, having offices at 716 Springmiller Court, Arlington Texas 76002 ("Employer or BBCS"), and N. Lohr Bangle, Jr., an individual currently residing at 1874 Oak Glen,, New Braunfels Texas 78132 ("Employee"), to be effective as of August 17, 2005 (the "Effective Date").

WITNESSETH:

WHEREAS, Employee has been instrumental in developing the Employer and establishing its business and focus; and

WHEREAS, Employee is willing to continue his relationship with Employer under the terms and conditions set forth in this Employment Agreement; and

NOW, THEREFORE, for and in consideration of the mutual promises, covenants, and obligations contained herein, Employer and Employee agree as follows:

ARTICLE 1: EMPLOYMENT AND DUTIES:

1.1 Employer agrees to employ Employee, and Employee agrees to be employed by Employer, beginning as of the Effective Date and continuing until the date set forth on Exhibit "A" (the "Term"), subject to the terms and conditions of this Agreement.

1.2 Employee initially shall be employed in the position set forth on Exhibit A. Employer may subsequently assign Employee to a different position or modify Employee's duties and responsibilities; provided however, in the event (a) Employer substantially reduces the duties or responsibilities of Employee, or (b) Employee is no longer Chairman of BBCS, Employee may elect to terminate this Agreement under Section 3.2(ii) and said termination shall constitute an Involuntary Termination for purposes of Section 3.5. Moreover, Employer may not assign this Agreement and Employee's employment to any affiliates of Employer. Employee agrees to serve in the assigned position and to perform diligently and to the best of Employee's abilities the duties and services appertaining to such position as determined by Employer, as well as such additional or different duties and services appropriate to such position which Employee from time to time may be reasonably directed to perform by Employer. Employee shall at all times comply with and be subject to such policies and procedures as Employer may establish from time to time. Notwithstanding any other provision of this Agreement, during the Term, Employee shall be a member of the BBCS Corp. Office of the Chairman.

1.3 Employee shall, during the period of Employee's employment by Employer, devote Employee's full business time, energy, and best efforts to the business and affairs of Employer and its affiliates, including the formation of any potential new company. Employee may engage, directly or indirectly, in any other business, investment, or activity that does not reasonably interfere with Employee's performance of Employee's duties hereunder or is contrary to the interests of Employer or BBCS.

1.4 In connection with Employee's employment by Employer, Employer shall endeavor to provide Employee access to such confidential information pertaining to the business and services of Employer as is appropriate for Employee's employment responsibilities. Employer also shall endeavor to provide to Employee the opportunity to develop business relationships with those of Employer's clients and potential clients that are appropriate for Employee's employment responsibilities.

1.5 Employee acknowledges and agrees that, at all times during the employment relationship Employee owes fiduciary duties to Employer, including but not limited to the fiduciary duties of the highest loyalty, fidelity and allegiance to act at all times in the best interests of the Employer, to make full disclosure to Employer of all information that pertains to Employer's business and interests, to do no act which would injure Employer's business, its interests, or its reputation, and to refrain from using for Employee's own benefit or for the benefit of others any information or opportunities pertaining to Employer's business or interests that are entrusted to Employee or that she learned while employed by Employer. Employee acknowledges and agrees that upon termination of the employment relationship, Employee shall continue to refrain from using for his own benefit or the benefit of others any information or opportunities pertaining to Employer's business or interests that were entrusted to Employee during the employment relationship or that she learned while employed by Employer. Employee agrees that while employed by Employer and thereafter he shall not knowingly take any action which interferes with the internal relationships between Employer and its employees or representatives or interferes with the external relationships between Employer and third parties.

1.6 It is agreed that any direct or indirect interest in, connection with, or benefit from any outside activities, particularly commercial activities, which interest might in any way adversely affect Employer or any of its affiliates, involves a possible conflict of interest. In keeping with Employee's fiduciary duties to Employer, Employee agrees that during the employment relationship Employee shall not knowingly become involved in a conflict of interest with Employer or its affiliates, or upon discovery thereof, allow such a conflict to continue. Moreover, Employee agrees that Employee shall disclose to Employer's President any facts which might involve such a conflict of interest that has not been approved by Employer's President. Employer and Employee recognize that it is impossible to provide an exhaustive list of actions or interests which constitute a "conflict of interest." Moreover, Employer and Employee recognize there are many borderline situations. In some instances, full disclosure of facts by the Employee to Employer's President may be all that is necessary to enable Employer or its affiliates to protect its interests. In others, if no improper motivation appears to exist and the interests of Employer or its affiliates have not suffered, prompt elimination of the outside interest will suffice. In still others, it may be necessary for Employer to terminate the employment relationship. Employer and Employee agree that Employer's determination as to whether a conflict of interest exists shall be conclusive. Employer reserves the right to take such action as, in its judgment, will end the conflict.

1.7 Employee understands and acknowledges that the terms and conditions of this Agreement constitute confidential information. Employee shall keep confidential the terms of this Agreement and shall not disclose this confidential information to anyone other than Employee's attorneys, tax advisors, or as required by law. Employee acknowledges and understands that disclosure of the terms of this Agreement constitutes a material breach of this Agreement and could subject Employee to disciplinary action, including without limitation, termination of employment.

ARTICLE 2: COMPENSATION AND BENEFITS:

2.1 Employee's monthly base salary during the Term shall be not less than the amount set forth under the heading "Monthly Base Salary" on Exhibit A, subject to increase at the sole discretion of the Employer, which shall be paid in semimonthly installments in accordance with Employer's standard payroll practice. Any calculation to be made under this Agreement with respect to Employee's Monthly Base Salary shall be made using the then current Monthly Base Salary in effect at the time of the event for which such calculation is made.

2.2 While employed by Employer (both during the Term and thereafter), Employee shall be allowed to participate, on the same basis generally as other employees of Employer, in all general employee benefit plans and programs, including improvements or modifications of the same, which on the effective date or thereafter are made available by Employer to all or substantially all of Employer's employees. Such benefits, plans, and programs may include, without limitation, medical, health, and dental care, life insurance, disability protection, and pension plans. Nothing in this Agreement is to be construed or interpreted to provide greater rights, participation, coverage, or benefits under such benefit plans or programs than provided to similarly situated employees pursuant to the terms and conditions of such benefit plans and programs.

2.3 Employer shall not by reason of this Article 2 be obligated to institute, maintain, or refrain from changing, amending, or discontinuing, any such incentive compensation or employee benefit program or plan, so long as such actions are similarly applicable to covered employees generally. Moreover, unless specifically provided for in a written plan document adopted by the Board of Directors of either Employer or BBCS, none of the benefits or arrangements described in this Article 2 shall be secured or funded in any way, and each shall instead constitute an unfunded and unsecured promise to pay money in the future exclusively from the general assets of Employer.

ARTICLE 3: TERMINATION PRIOR TO EXPIRATION OF AGREEMENT TERM AND EFFECTS OF SUCH TERMINATION:

3.1 Notwithstanding any other provisions of this Agreement, Employer shall have the right to terminate Employee's employment under this Agreement at any time prior to the expiration of the Term for any of the following reasons:

(i) For "cause" upon the determination by the Employer's Board of Directors that "cause" exists for the termination of the employment relationship. As used in this Section 3.1(i), the term "cause" shall mean [a] Employee's gross negligence or willful misconduct in the performance of the duties and services required of Employee pursuant to this Agreement; [b] Employee has been convicted of a felony; [c] Employee has willfully refused without proper legal reason to perform the duties and responsibilities required of Employee under this Agreement which remains uncorrected for thirty (30) days following written notice to Employee by Employer of such breach; [d] Employee's involvement in a conflict of interest as referenced in Section 1.6 for which Employer makes a determination to terminate the employment of Employee which remains uncorrected for thirty (30) days following written notice to Employee by Employer of such breach; [e] Employee has willfully engaged in conduct that Employee knows or should know is materially injurious to Employer, BBCS, or any of their respective subsidiaries; [f] Employee's material breach of any material provision of this Agreement or corporate code or policy which remains uncorrected for thirty (30) days following written notice to Employee by Employer of such breach; or [g] Employee violates the Foreign Corrupt Practices Act or other applicable United States law as proscribed by Section 5.1. It is expressly acknowledged and agreed that the decision as to whether "cause" exists for termination of the employment relationship by Employer is delegated to the Employer's Board of Directors for determination. If Employee disagrees with the decision reached by Employer's Board of Directors, the dispute will be limited to whether Employer's Board of Directors reached its decision in good faith;

(ii) for any other reason whatsoever, with or without cause, in the sole discretion of the Board of Directors of Employer;

(iii) upon Employee's death; or

(iv) upon Employee's becoming disabled so as to entitle Employee to benefits under BBCS's long-term disability plan or, if Employee is not eligible to participate in such plan, then Employee is permanently and totally unable to perform Employee's duties for Employer as a result of any medically determinable physical or mental impairment as supported by a written medical opinion to the foregoing effect by a physician selected by Employer.

The termination of Employee's employment by Employer prior to the expiration of the Term shall constitute a "Termination for Cause" if made pursuant to Section 3.1(i); the effect of such termination is specified in Section 3.4. The termination of Employee's employment by Employer prior to the expiration of the Term shall constitute an "Involuntary Termination" if made pursuant to Section 3.1(ii); the effect of such termination is specified in Section 3.5. The effect of the employment relationship being terminated pursuant to Section 3.1(iii) as a result of Employee's death is specified in Section 3.6. The effect of the employment relationship being terminated pursuant to Section 3.1(iv) as a result of the Employee becoming incapacitated is specified below.

3.2 Notwithstanding any other provisions of this Agreement except Section 8.6, Employee shall have the right to terminate the employment relationship under this Agreement at any time prior to the expiration of the Term of employment for any of the following reasons:

(i) a material breach by Employer of any material provision of this Agreement which remains uncorrected for 30 days following written notice of such breach by Employee to Employer; or

(ii) for any other reason whatsoever, in the sole discretion of Employee.

The termination of Employee's employment by Employee prior to the expiration of the Term shall constitute an "Involuntary Termination" if made pursuant to Section 3.2(i); the effect of such termination is specified in Section 3.5. The termination of Employee's employment by Employee prior to the expiration of the Term shall constitute a "Voluntary Termination" if made pursuant to Section 3.2(ii). Not withstanding anything to the contrary, upon a "Voluntary Termination" or In-voluntary Termination" of the employment relationship by Employee or by Employer prior to expiration of the Term, all future compensation to which Employee is entitled and all future benefits for which Employee is eligible shall continue through the date of this Agreement, Employee shall be entitled to any individual bonuses or individual incentive compensation not yet paid at the date of such termination.

3.3 Upon Termination of the employment relationship by either Employer or Employee prior to the expiration of the Term, Employee shall be entitled, in consideration of Employee's continuing obligations hereunder after such termination (including, without limitation, Employee's non-competition obligations), to receive two hundred percent (200%) of the then current Monthly Base Salary as if Employee's employment had continued for the full Term of this Agreement. Employee shall not be under any duty or obligation to seek or accept other employment following

Involuntary Termination and the amounts due Employee hereunder shall not be reduced or suspended if Employee accepts subsequent employment. Employee's rights under this Section 3.3 are Employee's sole and exclusive rights against Employer, BBCS, or their affiliates, and Employer's sole and exclusive liability to Employee under this Agreement, in contract, tort, or otherwise, for any Involuntary Termination of the employment relationship. Employee covenants not to sue or lodge any claim, demand or cause of action against Employer for any sums for Involuntary Termination other than those sums specified in this Section 3.3.

3.4 Upon termination of the employment relationship as a result of Employee's death, Employee's heirs, administrators, or legatees shall be entitled to Employee's entire salary through the date of such this Agreement, but Employee's heirs, administrators, or legatees shall not be entitled to any individual bonuses or individual incentive compensation not yet paid to Employee at the date of such termination.

3.5 Upon termination of the employment relationship as a result of Employee's incapacity, Employee shall be entitled to his continued salary through the date of this Agreement, but Employee shall not be entitled to any individual bonuses or individual incentive compensation not yet paid to Employee at the date of such termination.

3.6 Notwithstanding any provision herein to the contrary, upon a termination of Employee's employment under any of the circumstances described in Sections 3.4 or 3.5 above, Employee shall be entitled to receive a pro-rata annual bonus payment through the date of such termination of employment and Employee shall become fully vested in specific grants and awards made or awarded to Employee under long term incentive plans maintained by Employer and its affiliates, Employee will have at his sole option the right to purchase his Company supplied vehicle for the sum of $10.00.

3.7 Termination of the employment relationship does not terminate those obligations imposed by this Agreement which are continuing obligations, including, without limitation, Employee's obligations under Articles 6 and 7.

3.8 This Agreement governs the rights and obligations of Employer and Employee with respect to Employee's salary, bonuses, and other perquisites of employment. Except as provided above in Section 2.5 and in Section 3.6, Employee's rights and obligations with respect to stock options and restricted stock are governed by BBCS's Stock Option Plan and respective grant agreements and with respect to incentive compensation payments are governed by the Award Agreement and the Plan.

ARTICLE 4: CONTINUATION OF EMPLOYMENT BEYOND TERM; TERMINATION AND EFFECTS OF TERMINATION:

4.1 Should Employee remain employed by Employer beyond the expiration of the Term specified on Exhibit "A," such employment shall convert to a month-to-month relationship terminable at any time by either Employer or Employee for any reason whatsoever, with or without cause. Upon such termination of the employment relationship by either Employer or Employee for any reason whatsoever, all future compensation to which Employee is entitled and all future benefits for which Employee is eligible shall cease and terminate. Employee shall be entitled to pro rata salary through the date of such termination, but Employee shall not be entitled to any individual bonuses or individual incentive compensation not yet paid at the date of such termination.

ARTICLE 5: UNITED STATES FOREIGN CORRUPT PRACTICES ACT AND OTHER LAWS:

5.1 Employee shall at all times comply with United States laws applicable to Employee's actions on behalf of Employer, including specifically, without limitation, the United States Foreign Corrupt Practices Act, generally codified in 15 USC 78 (FCPA), as the FCPA may hereafter be amended, and/or its successor statutes. If Employee pleads guilty to or nolo contendere or admits civil or criminal liability under the FCPA or other applicable United States law, or if a court finds that Employee has personal civil or criminal liability under the FCPA or other applicable United States law, or if a court finds that Employee committed an action resulting in any BBCS entity having civil or criminal liability or responsibility under the FCPA or other applicable United States law with knowledge of the activities giving rise to such liability or knowledge of facts from which Employee should have reasonably inferred the activities giving rise to liability had occurred or were likely to occur, such action or finding shall constitute "cause" for termination under this Agreement unless Employer's management committee (or, if there is no management committee, the highest applicable level of Employer's management) determines that the actions found to be in violation of the FCPA or other applicable United States law were taken in good faith and in compliance with all applicable policies of Employer and BBCS.

ARTICLE 6: OWNERSHIP AND PROTECTION OF INFORMATION; COPYRIGHTS:

6.1 All information, ideas, concepts, improvements, discoveries, and inventions, whether patentable or not, which are conceived, made, developed or acquired by Employee, individually or in conjunction with others, during Employee's employment by Employer (whether during business hours or otherwise and whether on Employer's premises or otherwise) which relate to Employer's business, products or services (including, without limitation, all such information relating to corporate opportunities, research, financial and sales data, pricing and trading terms, evaluations, opinions, interpretations, acquisition prospects, the identity of customers or their requirements, the identity of key contacts within the customer's organizations or within the organization of acquisition prospects, or marketing and merchandising techniques, prospective names, and marks) shall be disclosed to Employer and are and shall be the sole and exclusive property of Employer. Moreover, all drawings, memoranda, notes, records, files, correspondence, drawings, manuals, models, specifications, computer programs, maps and all other writings or materials of any type embodying any of such information, ideas, concepts, improvements, discoveries, and inventions are and shall be the sole and exclusive property of Employer.

6.2 Employee acknowledges that the business of Employer, BBCS, and their affiliates is highly competitive and that their strategies, methods, books, records, and documents, their technical information concerning their products, equipment, services, and processes, procurement procedures and pricing techniques, the names of and other information (such as credit and financial data) concerning their customers and business affiliates, all comprise confidential business information and trade secrets which are valuable, special, and unique assets which Employer, BBCS, or their affiliates use in their business to obtain a competitive advantage over their competitors. Employee further acknowledges that protection of such confidential business information and trade secrets against unauthorized disclosure and use is of critical importance to Employer, BBCS, and their affiliates in maintaining their competitive position. Employee hereby agrees that Employee will not, at any time during or after his employment by Employer, make any unauthorized disclosure of any confidential business information or trade secrets of Employer, BBCS, or their affiliates, or make any use thereof, except in the carrying out of his or her employment responsibilities hereunder. BBCS and its affiliates shall be third party beneficiaries of Employee's obligations under this Section. As a result of Employee's employment by Employer, Employee may also from time to time have access to, or knowledge of, confidential business information or trade secrets of third parties, such as customers, suppliers, partners, joint venturers, and the like, of Employer, BBCS, and their affiliates. Employee also agrees to preserve and protect the confidentiality of such third party confidential information and trade secrets to the same extent, and on the same basis, as Employer's confidential business information and trade secrets. Employee acknowledges that money damages would not be sufficient remedy for any breach of this Article 6 by Employee, and Employer shall be entitled to enforce the provisions of this Article 6 by terminating any payments then owing to Employee under this Agreement and/or to specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall not be deemed the exclusive remedies for a breach of this Article 6, but shall be in addition to all remedies available at law or in equity to Employer, including the recovery of damages from Employee and his or her agents involved in such breach.

6.3 All written materials, records, and other documents made by, or coming into the possession of, Employee during the period of Employee's employment by Employer which contain or disclose confidential business information or trade secrets of Employer, BBCS, or their affiliates shall be and remain the property of Employer, BBCS, or their affiliates, as the case may be. Upon termination of Employee's employment by Employer, for any reason, Employee promptly shall deliver the same, and all copies thereof, to Employer.

6.4 If, during Employee's employment by Employer, Employee creates any original work of authorship fixed in any tangible medium of expression which is the subject matter of copyright (such as videotapes, written presentations on acquisitions, computer programs, drawings, maps, architectural renditions, models, manuals, brochures, or the like) relating to Employer's business, products, or services, whether such work is created solely by Employee or jointly with others (whether during business hours or otherwise and whether on Employer's premises or otherwise), Employee shall disclose such work to Employer. Employer shall be deemed the author of such work if the work is prepared by Employee in the scope of his or her employment; or, if the work is not prepared by Employee within the scope of his or her employment but is specially ordered by Employer as a contribution to a collective work, as a part of a motion picture or other audiovisual work, as a translation, as a supplementary work, as a compilation, or as an instructional text, then the work shall be considered to be work made for hire and Employer shall be the author of the work. If such work is neither prepared by the Employee within the scope of his or her employment nor a work specially ordered and is deemed to be a work made for hire, then Employee hereby agrees to assign, and by these presents does assign, to Employer all of Employee's worldwide right, title, and interest in and to such work and all rights of copyright therein.

6.5 Both during the period of Employee's employment by Employer and thereafter, Employee shall assist Employer and its nominee, at any time, in the protection of Employer's worldwide right, title, and interest in and to information, ideas, concepts, improvements, discoveries, and inventions, and its copyrighted works, including without limitation, the execution of all formal assignment documents requested by Employer or its nominee and the execution of all lawful oaths and applications for applications for patents and registration of copyright in the United States and foreign countries.

ARTICLE 7: POST-EMPLOYMENT NON-COMPETITION OBLIGATIONS:

7.1 As part of the consideration for the compensation and benefits to be paid to Employee hereunder, in keeping with Employee's duties as a fiduciary and in order to protect Employer's interests in the confidential information of Employer and the business relationships developed by Employee with the clients and potential clients of Employer, and as an additional incentive for Employer to enter into this Agreement, Employer and Employee agree to the non-competition provisions of this Article 7. Employee agrees that during the period of Employee's non-competition obligations hereunder, Employee will not, directly or indirectly for Employee or for others, in any geographic area or market where Employer or BBCS or any of their affiliated companies are conducting any business as of the date of termination of the employment relationship or have during the previous twelve months conducted any business:

(i) engage in any business competitive with the business conducted by Employer;
(ii) render advice or services to, or otherwise assist, any other person, association, or entity who is engaged, directly or indirectly, in any business competitive with the business conducted by Employer;
(iii) induce any employee of Employer or BBCS or any of their affiliates to terminate his or her employment with Employer, BBCS, or their affiliates, or hire or assist in the hiring of any such employee by person, association, or entity not affiliated with BBCS.

These non-competition obligations shall extend until December 31, 2008.

7.2 Employee understands that the foregoing restrictions may limit his or her ability to engage in certain businesses anywhere in the world during the period provided for above, but acknowledges that Employee will receive sufficiently high remuneration and other benefits (e.g., the right to receive compensation under Section 3.5 for the remainder of the Term upon Involuntary Termination)under this Agreement to justify such restriction. Employee acknowledges that money damages would not be sufficient remedy for any breach of this Article 7 by Employee, and Employer shall be entitled to enforce the provisions of this Article 7 by terminating any payments then owing to Employee under this Agreement and/or to specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall not be deemed the exclusive remedies for a breach of this Article 7, but shall be in addition to all remedies available at law or in equity to Employer, including, without limitation, the recovery of damages from Employee and his or her agents involved in such breach.

7.3 It is expressly understood and agreed that Employer and Employee consider the restrictions contained in this Article 7 to be reasonable and necessary to protect the proprietary information of Employer. Nevertheless, if any of the aforesaid restrictions are found by a court having jurisdiction to be unreasonable, or overly broad as to geographic area or time, or otherwise unenforceable, the parties intend for the restrictions therein set forth to be modified by such courts so as to be reasonable and enforceable and, as so modified by the court, to be fully enforced.

ARTICLE 8: MISCELLANEOUS:

8.1 For purposes of this Agreement the terms "affiliates" or "affiliated" means an entity who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with BBCS or Employer.

8.2 Employee shall refrain, both during the employment relationship and after the employment relationship terminates, from publishing any oral or written statements about Employer, BBCS, any of their respective subsidiaries or affiliates, or any of such entities' officers, employees, agents or representatives that are slanderous, libelous, or defamatory; or that disclose private or confidential information about Employer, BBCS, any of their respective subsidiaries or affiliates, or any of such entities' business affairs, officers, employees, agents, or representatives; or that constitute an intrusion into the seclusion or private lives of Employer, BBCS, any of their respective subsidiaries or affiliates, or such entities' officers, employees, agents, or representatives; or that give rise to unreasonable publicity about the private lives of Employer, BBCS, any of their respective subsidiaries or affiliates, or any of such entities' officers, employees, agents, or representatives; or that place Employer, BBCS, any of their respective subsidiaries or affiliates, or any of such entities' or its officers, employees, agents, or representatives in a false light before the public; or that constitute a misappropriation of the name or likeness of Employer, BBCS, any of their respective subsidiaries or affiliates, or any of such entities' or its officers, employees, agents, or representatives. A violation or threatened violation of this prohibition may be enjoined by the courts. The rights afforded the BBCS entities and affiliates under this provision are in addition to any and all rights and remedies otherwise afforded by law.

8.3 For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Employer:

Broadband Communication Services, Inc.
716 Springmiller Court
Arlington, Texas 76002
Attention: Corporate Secretary

If to Employee, to the address shown on the first page hereof.

Either Employer or Employee may furnish a change of address to the other in writing in accordance herewith, except that notices of changes of address shall be effective only upon receipt.

8.4 This Agreement shall be governed in all respects by the laws of the State of Texas, excluding any conflict-of-law rule or principle that might refer the construction of the Agreement to the laws of another State or country.

8.5 No failure by either party hereto at any time to give notice of any breach by the other party of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

8.6 If a dispute arises out of or related to this Agreement, other than a dispute regarding Employee's obligations under Article 6, or Article 7, and if the dispute cannot be settled through direct discussions, then Employer and Employee agree to first endeavor to settle the dispute in an amicable manner by mediation, before having recourse to any other proceeding or forum.

8.7 Each of Employer and Employee is a citizen of the State of Texas. Employer's principal place of business is in Arlington, Tarrant County, Texas. Employee resides in Comal County, Texas. This Agreement was negotiated and signed in Arlington, Texas. This Agreement shall be performed in Arlington, Texas. Any litigation that may be brought by either Employer or Employee involving the enforcement of this Agreement or the rights, duties, or obligations of this Agreement, shall be brought exclusively in the State or federal courts sitting in New Braunfels, Comal County, Texas. In the event that service of process cannot be affected upon a party, each party hereby irrevocably appoints the Secretary of State for the State of Texas as its or her agent for service of process to receive the summons and other pleadings in connection with any such litigation.

8.8 It is a desire and intent of the parties that the terms, provisions, covenants, and remedies contained in this Agreement shall be enforceable to the fullest extent permitted by law. If any such term, provision, covenant, or remedy of this Agreement or the application thereof to any person, association, or entity or circumstances shall, to any extent, be construed to be invalid or unenforceable in whole or in part, then such term, provision, covenant, or remedy shall be construed in a manner so as to permit its enforceability under the applicable law to the fullest extent permitted by law. In any case, the remaining provisions of this Agreement or the application thereof to any person, association, or entity or circumstances other than those to which they have been held invalid or unenforceable, shall remain in full force and effect.

8.9 This Agreement shall be binding upon and inure to the benefit of Employer and any other person, association, or entity which may hereafter acquire or succeed to all or substantially all of the business or assets of Employer by any means whether direct or indirect, by purchase, merger, consolidation, or otherwise. Employee's rights and obligations under Agreement hereof are personal and such rights, benefits, and obligations of Employee shall not be voluntarily or involuntarily assigned, alienated, or transferred, whether by operation of law or otherwise, without the prior written consent of Employer.

8.10 There exist other agreements between Employer and Employee relating to the employment relationship between them, e.g., the agreement with respect to company policies contained in Employer's Conduct of Business Affairs booklet and agreements with respect to benefit plans. This Agreement replaces and merges previous agreements and discussions pertaining to the following subject matters covered herein: the nature of Employee's employment relationship with Employer and the term and termination of such relationship. This Agreement constitutes the entire agreement of the parties with regard to such subject matters, and contains all of the covenants, promises, representations, warranties, and agreements between the parties with respect such subject matters. Each party to this Agreement acknowledges that no representation, inducement, promise, or agreement, oral or written, has been made by either party with respect to such subject matters, which is not embodied herein, and that no agreement, statement, or promise relating to the employment of Employee by Employer that is not contained in this Agreement shall be valid or binding. Any modification of this Agreement will be effective only if it is in writing and signed by each party whose rights hereunder are affected thereby, provided that any such modification must be authorized or approved by the Board of Directors of Employer.

IN WITNESS WHEREOF, Employer and Employee have duly executed this Agreement in multiple originals to be effective on the date first stated above.

BROADBAND COMMUNICATION SERVICES, INC.

By: BOARD OF DIRECTORS
Name: ALL DIRECTORS
Title: BOARD OF DIRECTORS
This 17th day of August, 2005

N. LOHR BANGLE, JR.

____
This 17th day of August, 2005

EXHIBIT "A"

Employee Name: N. Lohr Bangle, Jr.

Term: Effective August 17, 2005 through August 17, 2010

Position: Chief Executive Officer and Chairman Of Broadband Communication Services, Inc. "BBCS"

Location: Arlington, Texas

Reporting Relationship: Reports to the Board of Directors and the Office of the Chairman

Monthly Base Salary: Ten Thousand and 00/100 ($10,000)

Bonus: Employee shall be eligible to participate in the BBCS Corp. Annual Incentive Plan ("Plan"). All bonuses shall be paid in accordance with the terms and provisions of the Plan. Employee's 2005 bonus amount under this Plan shall be one percent (1%) of BBCS Inc.'s Gross Profit. Employee's bonus opportunity for calendar years 2006 through 2010 shall be one percent (1%) of BBCS Inc.'s Gross Profit payable no later than January 31st of each applicable calendar year.

Tax Assistance: Employer shall pay for and provide Employee with a Certified Public Accountant and annual Tax Filing Assistance.

Auto Allowance: Employer shall provide Employee with an auto at the Employee's sole discretion and option.

Vacation Allowance: 6 weeks vacation per year

BROADBAND COMMUNICATION SERVICES, INC.

By: BOARD OF DIRECTORS
Name: ALL DIRECTORS
Title: BOARD OF DIRECTORS
This 17th day of August, 2005

N. LOHR BANGLE, JR.

____
This 17th day of August, 2005

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement") is made and entered into as of the 17th day of August, 2005 by and between Broadband Communication Services, Inc., a Nevada corporation (the "Company"), and Sandra Karen Ross, an individual who currently resides at the address set forth below his signature at the end of this Agreement ("Employee").

Background

A. The Company desires to employ Employee, and Employee desires to accept employment with the Company upon the terms and subject to the conditions set forth herein.

Statement of Agreement

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements set forth herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Employee, intending to be legally bound hereby, agree as follows:

Section 1. **Employment**. The Company hereby employs Employee, and Employee hereby accepts such employment and shall serve the Company, upon the terms and subject to the conditions set forth herein.

Section 2. **Term.** The term of Employee's employment hereunder shall commence on the date first above written and shall continue for six (6) months from the date hereof, unless earlier terminated in accordance with the provisions of Section 5 hereof. In the event that this Agreement has not been earlier terminated in accordance with the provisions of Section 5 hereof, the term of Employee's employment hereunder shall be automatically extended without further action by the Company or Employee for additional successive one (1) year periods\ unless employee, for any reason or no reason, has given written notice of termination to the Company no less than sixty (60) days prior to the commencement of any one (1) year extension period. The term of Employee's employment hereunder is sometimes hereinafter referred to as the "Employment Term."

Section 3. **Duties of Employee**.

(a) **General Duties and Responsibilities**. During and throughout the Employment Term, Employee shall faithfully and diligently, to the best of his ability, serve as the Public Affairs Officer of the Company or such other position or office as shall be designated by the Chief Executive Officer during the Employment Term and shall have the authority and perform the duties and responsibilities customary for such positions or offices, and such other duties as may be assigned to him from time to time by the Chief Executive Officer, in accordance with the policies from time to time established and amended by the Company and with all applicable laws and regulations. Employee shall use her best efforts to promote the interests of the Company to the reasonable satisfaction of the Board and the Chief Executive Officer. Notwithstanding the foregoing, Employee shall always be subject to the directions of the Chief Executive Officer in the performance of her responsibilities, and the Board and the Chief Executive Officer reserve the right to modify Employee's duties hereunder as they deem necessary for the best interests of the Company.

(b) **Performance of Services**. During and throughout the Employment Term, Employee shall devote his full productive time, attention, skill, ability and energy during normal business hours (and outside these hours when reasonably necessary to perform Employee's duties hereunder) exclusively to the business and affairs of the Company and the performance of his duties under this Agreement. Employee shall not, directly or indirectly, render any services of a business, commercial or professional nature to any person or entity without the prior written consent of the Board or the Chief Executive Officer; provided, however, that the provisions this Section 3(b) shall not preclude Employee from devoting reasonable time and attention during normal business hours throughout the Employment Term to (i) vacations and other leave time in accordance with Section 4 hereof; (ii) reasonable participation in community, civic, charitable or similar organizations; or (iii) the pursuit of personal legal and financial affairs which do not interfere or conflict with the performance of Employee's duties hereunder.

(c) **Place of Employment**. Employee shall perform her services hereunder at the Company's principal office or at such other place or places as shall be reasonably required by the Chief executive Officer; provided, however, that Employee agrees to undertake all reasonable travel required by the Company to be conducted in connection with the performance of Employee's duties hereunder.

Section 4. Compensation. During and throughout the Employment Term, as compensation for the services performed and other covenants made by Employee to the Company hereunder, the Company shall pay and provide to Employee the following:

(a) Salary. The Company shall pay Employee a salary of Ten thousand dollars ($10,000) per month (as increased from time to time, the "Salary"), payable in approximately equal installments in accordance with the Company's customary payroll practices. Employee's Salary shall be reviewed no less than annually by or under the authority of the Board and may be increased at the sole discretion of the Board or its designees based upon whatever factors the Board or its designees deems appropriate including, but not limited to, Employee's individual performance, the overall profitability of the Company and prevailing economic and industry factors.

(b) Bonus. The Company may at it's sole option pay Employee an annual bonus as determined by the Board on or before December 31st of each year and payable to Employee on or before January 31st.

(c) Employee Benefit Plans. During and throughout the Employment Term, Employee and his eligible dependents shall be entitled to participate in all employee benefit plans and arrangements made available by the Company, from time to time, to its employees upon the terms and conditions of such plans and to the extent Employee is eligible under the terms of those plans.

(d) Expenses. The Company shall, upon presentment by Employee of appropriate receipts and vouchers therefor, pay on behalf of Employee or reimburse Employee for all reasonable, ordinary and necessary out-of-pocket business expenses incurred by Employee in connection with the performance of his duties under this Agreement, provided that such expenses are incurred and accounted for in accordance with and subject to the policies and procedures of the Company.

(e) Vacation, Holidays and Sick Leave. Employee shall be entitled to six (6) weeks paid vacation, holidays and sick leave in accordance with the policies of the Company in effect from time to time.

Section 5. Termination of Employment. Notwithstanding Section 2 hereof, the Employment Term and Employee's employment hereunder shall terminate upon the occurrence of any of the following:

(a) Death. Employee's employment hereunder shall automatically terminate upon his death, and the Company shall pay to his designated beneficiary (or if none, to his estate) the remaining Salary and all other accrued and vested but unpaid compensation (including potential Bonus payments) and benefits. In the event of his death the designated beneficiary (or if none, his estate) shall be entitled to receive the compensation set forth in this Section 4 hereof throughout the remainder of the Employment Term, including, but not limited to, the Salary at the rate in effect the date of termination, any Bonus that would have been normally and reasonably earned, plus the rights of any employee benefits accruing to him (including any plans in which he was participating) as of the date of such termination, subject to the terms and conditions of such plans and benefits.

(b) Disability. The Company shall have the right, in its sole discretion, to terminate Employee's employment hereunder in the event of Employee's "Disability" thirty (30) days after giving written notice to Employee of its intention to terminate Employee's employment. For purposes of this Agreement, "Disability" means the physical or mental inability of Employee, due to illness, accident or other incapacity, to effectively perform the essential functions of his duties hereunder for any period of [three consecutive months or for 180 days during any twelve (12) month period. Upon termination for Disability, In the event Employee shall be entitled to receive the compensation set forth in Section 4 hereof throughout the remainder of the Employment Term, including, but not limited to, the Salary at the rate in effect the date of termination, any Bonus that would have been normally and reasonably earned, plus the rights of any employee benefits accruing to him (including any plans in which he was participating) as of the date of such termination, subject to the terms and conditions of such plans and benefits.

(c) Cause. The Company shall have the right, in its sole discretion, to terminate the Employee's employment hereunder at any time for "Cause" immediately upon giving written notice of such termination to Employee. Upon termination for Cause, Employee shall be entitled to receive his Salary and Bonus payments, and any unpaid rights and benefits vested as of such date throughout the term of this Agreement. For purposes of this Agreement, "Cause" means:

[(i) Commencing one (1) year from the date hereof, the failure or refusal by Employee to perform his duties hereunder or the breach by Employee of any of his obligations, covenants, representations, warranties or acknowledgment hereto, which failure or breach remains unremedied or uncured for a period of thirty (30) days after specific written notice thereof is given to Employee by the Company;

(ii) Any act of dishonesty, disloyalty, insubordination, fraud, breach of fiduciary duty or bad faith by Employee materially detrimental to the Company or any other act by Employee causing material injury to the business, affairs, properties, assets, condition, operations, prospects, good will, relationships or reputation of the Company;

(iii) The conviction or the entering of a guilty plea or a plea of no contest with respect to, or the indictment for (or its procedural equivalent) of Employee of, a felony, or the conviction of Employee of a misdemeanor that involves theft, fraud or dishonesty or that results in imprisonment;

(iv) The failure of Employee to comply with any applicable law, rule, regulation or final order, injunction, ruling or similar device of any court, arbitrator or governmental authority which results in material injury to the property or business of the Company;

(v) The misappropriation (or attempted misappropriation) or embezzlement by Employee of any funds, property, business opportunity or rights of the Company;

(vi) The appropriation (or attempted appropriation) of a material business opportunity of the Company, including securing (or attempting to secure) any personal profit in connection with any transaction entered into on behalf of the Company;

(vii) The failure or refusal of Employee to adhere to any written code of conduct, policy or instructions of the Company, other than an immaterial or inadvertent breach or nonperformance that is remedied by Employee promptly within ten (10) days after receipt of notice thereof given by the Company;

(viii) Gross dereliction, misconduct, neglect, incompetence or insubordination of Employee or mismanagement by Employee in connection with Employee's duties or responsibilities hereunder which results in material injury or damage to the assets, business, affairs, operations, financial condition, good will, reputation or relationships of the Company.]

(d) **By the Company without Cause**. In addition to any termination of employment pursuant to Section 5 (a), (b) or (c), the Company shall have the right, in its sole discretion, to end Employee's employment hereunder without cause, at any time upon the giving of written notice of such termination to Employee (or such later date as the notice provides). In the event Employee shall be entitled to receive the compensation set forth in Section 4 hereof throughout the remainder of the Employment Term, including, but not limited to, the Salary at the rate in effect the date of termination, any Bonus that would have been normally and reasonably earned, plus the rights of any employee benefits accruing to him (including any plans in which he was participating) as of the date of such termination, subject to the terms and conditions of such plans and benefits.

(e) **No Further Obligation to Employee**. The payments and benefits required to be made or provided to Employee pursuant to this Section 5 shall be in full and complete satisfaction of, and shall constitute the full settlement and release of the Company by Employee with regard to, all obligations of the Company owed to Employee pursuant to this Agreement after the date of termination, the Company shall have no further obligations to Employee under this Agreement except as otherwise set forth herein.

(f) **Survival of Employee's Obligations**. Notwithstanding the termination of this Agreement by either party hereto for any reason, the obligations of Employee under Section 6 hereof and the other provisions thereof shall survive the termination or expiration of this Agreement, the Employment Term or Employee's employment hereunder and shall remain in full force and effect for the period provided therein.

Section 6. **Covenants.** In consideration of the compensation to be paid to Employee hereunder by the Company, and in order to induce the Company to enter into this Agreement, Employee hereby makes the following covenants to the Company:

(a) **Covenant Not to Compete**. During the Employment Term and for a period of two (2) years thereafter (the "Post-Employment Period"), Employee shall not, alone or together or in association with others, whether as owner, shareholder, employee, officer, director, partner, manager, member, lender, investor, consultant, principal, agent, independent contractor, co-venturer or in any other capacity, directly or indirectly, invest in, engage in, have a financial interest in or be in any way connected or affiliated with, or render advice or service to, any person, firm, enterprise or other business that is in competition with the Company.

(i) **Competition with the Company**. For purposes of this Agreement, (a) the phrase "in competition with the Company" shall be deemed to include competition with the Company and its subsidiaries, or its respective successors or assigns, or the businesses of any of them, and (b) a business shall be deemed to be in competition with the Company if it is engaged in any business activity or has products or services that are the same or similar to the business activities, products or services of the Company from time to time in any geographic area in which the Company is conducting, has conducted its subsidiaries and their business at any time during the Employment Term. Notwithstanding the foregoing, nothing herein contained shall prevent Employee from acquiring and holding for investment up to two percent (2%) of any class of securities of any corporation, if such securities are listed or traded either on a national securities exchange or the Nasdaq Stock Market or the over-the-counter market.

(ii) **Interpretation of Covenant**. The parties hereto acknowledge and agree that the duration and area for which the covenant not to compete set forth in this Section 6(a) is to be effective are fair and reasonable and are reasonably necessary for the protection of the Company and its business and good will, and Employee hereby waives any objections to or defenses in respect thereof. In the event that any court determines that any portion of the time period or the area, or both of them, are unreasonable, arbitrary or against public policy, and that such covenant is to such extent unenforceable, illegal or invalid, the parties hereto agree that this Section 6(a) shall be deemed amended to delete therefrom such provisions or portions adjudicated to be unenforceable, illegal or invalid so that the covenant shall remain in full force and effect for the greatest time period and in the greatest geographical area that would render it enforceable, legal and valid. The parties intend that the covenant set forth in the Section 6a) shall be deemed to be a series of separate covenants, one for each and every county of each and every state of the United States of America and one for each and every political subdivision of each and every other country where the covenant is intended to be effective and is not proscribed by law.

(iii) **Limitation**. In the event Employee's employment hereunder is terminated by the Company without Cause, then the period of this covenant shall be limited to the period of time Employee receives his Salary hereunder.

(b) **Covenant Regarding Disclosure or Use of Confidential Information**. Employee acknowledges that prior to and during the Employment Term and as part of his employment, he has learned, he will learn and he will have access to confidential and proprietary information regarding the Company, and its subsidiaries and their business and affairs. Employee hereby agrees that he shall at all times during and after the Employment Term keep confidential and hold in confidence all Confidential Information (as defined below), and Employee shall not, at any time, either during or after the Employment Term, either directly or indirectly, use any Confidential Information for Employee's own benefit or to the benefit of any other person or entity or divulge, disclose, communicate or otherwise reveal any Confidential Information to any person or entity in any manner whatsoever, other than in the performance of Employee's duties hereunder. As used herein, "Confidential Information" shall mean any and all information, however documented, related to the business and affairs of the Company, including, but not limited to its assets, properties, operations, finances, practices, procedures, policies, methods, contracts, agreements and arrangements, lending policies, pricing policies, price lists, financial plans, business plans, financial information, financial projections, budgets, marketing strategies and techniques; the identity and location of all past, present and prospective customers, suppliers, affiliates, debtors, creditors, lenders, employees, consultants, advisors, agents, distributors, wholesalers, clients and others who have dealings with the Company; trade secrets, processes, photographs, graphics, product specifications, formulas, compositions, samples, inventions, ideas, research and development; patents and patent applications; copyrights and copyright applications (in any such case, whether registered or to be registered in the United States or any foreign country) applied for, issued to or owned by the Company; any and all processes, computer programs and software (including object code and source codes), database, technologies, engineering or technical data, drawings, sketches or designs, manufacturing or distribution methods or techniques; and any other information known to Employee to be confidential or proprietary information. Employee hereby acknowledges and agrees that, as between the Company and Employee, all of the

Confidential Information, however documented, whether or not developed, created or modified by Employee, is the exclusive property of the Company. Upon the termination or expiration of the Employment Term, Employee shall leave with or return to the Company, without making or retaining any copies or other records of, all Confidential Information including all copies, summaries, abstracts thereof and all memoranda, notes, records, reports, books, letters, customer lists, manuals and other writings or documents whatsoever pertaining thereto.

(c) Covenants Regarding Business Relationships. Employee agrees that during and throughout the Employment Term and the Post-Employment Period, except when acting on behalf of the Company, he shall not, directly or indirectly, (i) employ, solicit, induce or engage, or attempt to solicit, induce or engage any employee, independent contractor, consultant or salesman of the Company (whether now or hereafter engaged by the Company) to (A) terminate such employment or engagement, (B) accept employment or engagement or otherwise render services to any other person or business (wherever located, and regardless of type of business conducted), or (C) interfere with the business of the Company; (ii) solicit any clients or customers of the Company or interfere in any business relationship between the Company and any other person, firm or entity, including any person who was at any time an employee, consultant, contractor, advisor, supplier, lender or customer of the Company. Employee shall not, at any time during or after the Employment Term or the Post-Employment Period, disparage the Company or any of its shareholders, directors, officers, employees or agents.

(d) Intellectual Property. During and throughout the Employment Term and Post-Employment Period, Employee agrees to disclose to the Company any and all ideas, improvements, techniques, modifications, processes, inventions, developments, discoveries, trade secrets, business plans and any work of authorship ("Intellectual Property") developed, conceived, created, made, devised, discovered, acquired or acquired knowledge of, by Employee, either by himself or in conjunction with any other person, which relates in any way, directly or indirectly, or may be useful in any manner in the business of the Company and its subsidiaries, and any such item that is based upon or uses Confidential Information, whether or not patentable or copyrightable. Employee hereby agrees that the Intellectual Property shall become and remain the sole and exclusive property of the Company. Employee hereby acknowledges that all of Employee's writing, works of authorship and other Intellectual Property are works made for hire and the property of the Company, including patents, copyrights and other intellectual property rights pertaining thereto. Employee will, at the Company's request and cost, render assistance as the Company deems necessary or desirable to secure, prosecute and/or defend the rights thereto by patent, copyright to otherwise to the Company, including without limitation the assignment, transfer and conveyance to the Company of all of Employee's right, title and interest in and to the Intellectual Property.

(e) Equitable Relief. Employee hereby acknowledges and agrees that his services to be rendered to the Company hereunder and his obligations contained in this Section 6 are of special, unique and personal character which gives them a peculiar value to the Company, that the Company cannot be reasonably or adequately compensated in money damages in an action at law in the event Employee breaches any obligations under this Section 6, and that the provisions of this Section 6 are reasonable and necessary to protect the business of the Company. Employee therefore expressly agrees that, in addition to any other rights or remedies which the Company may have at law or in equity or by reason of any other agreement, the Company shall be entitled to injunctive and other equitable relief in the form of temporary, preliminary and permanent injunctions without posting bond or other security in the event of any actual or threatened breach of any such obligation by Employee and without the necessity of proving actual damages, and to discontinue any salary, bonus, benefits and/or insurance continuation provided hereunder. Nothing in this Agreement shall be construed to prohibit the Company from pursuing any other remedy, and the Employee agrees that all remedies of the Company are cumulative.

(f) Nature of Covenants. Employee's covenants in Section 6 hereof are independent covenants, and the existence of any claim by Employee against the Company under this Agreement or otherwise will not excuse Employee's breach or waive Employee's obligation to perform, any covenant in Section 6 hereof. If Employee's employment hereunder terminates for any reason, or the Employment Term expires, Section 6 of this Agreement, and the other terms and conditions of this Agreement necessary or appropriate to enforce the covenants of Employee in Section 6, shall survive and remain in full force and effect.

Section 7. Representations and Warranties of Employee. Employee represents and warrants to the Company that (a) Employee is under no contractual or other restriction, arrangement or obligation which is or will be breached by, or is in conflict or inconsistent with, Employee's execution of this Agreement, performance of his duties hereunder, or any other rights of the Company hereunder, and (b) Employee is under no physical or mental disability that would hinder the performance of his duties under this Agreement.

Section 8. **Consolidation, Merger or Sale of Assets.** Nothing in this Agreement shall preclude the Company from consolidating with, merging into, or transferring all or substantially all of its assets to another corporation which assumes all of the Company's obligations and undertakings hereunder. Upon such a consolidation, merger or transfer of assets, the term "Company" as used herein shall mean such other corporation or entity, and this Agreement shall continue or full force and effect.

Section 9. **Taxes.** All payments required to be made by the Company hereunder to Employee shall be subject to withholding of such amounts relating to taxes as the Company may reasonably determine it should withhold pursuant to any applicable federal, state or local law or regulation.

Section 10. **Assignment**. In light of the unique personal services to be rendered by Employee hereunder, neither this Agreement nor any right, interest, duty or obligation of Employee hereunder may be sold, transferred, assigned or delegated by Employee, his beneficiaries or his legal representatives without the Company's prior written consent; provided, however, that nothing in this Section 10 shall preclude (a) Employee from designating a beneficiary to receive any benefits payable hereunder upon his death, or (b) the executors, administrators or other legal representatives of Employee or his estate from assigning any rights hereunder to the person or persons entitled thereto. Nothing in this Agreement shall preclude or limit the ability of the Company to assign its rights and delegate its duties hereunder to an entity which assumes the Company's obligations under this Agreement and succeeds to all or substantially all of the business and assets of the Company by merger, consolidation, purchase of shares or assets or otherwise.

Section 11. **Binding Agreement.** This Agreement shall be binding upon, and inure to the benefit of, Employee and the Company and their respective permitted heirs, legal representatives, successors and assigns.

Section 12. **Amendment of Agreement.** Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated except by an instrument in writing signed by the parties hereto.

Section 13. **Waiver.** No term or condition of this Agreement shall be deemed to have been waived, nor shall there be an estoppel against the enforcement of any term, obligation, right, covenant or other provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each waiver shall operate only as to the specific term waived and shall not constitute a waiver of such term for the future or as to any act other than the act specifically waived.

Section 14. **Severability.** The invalidity, illegally or unenforceability of any provision of this Agreement in any circumstance shall not affect the validity, legality or enforceability of such provision in any other circumstance or any other provision of this Agreement, and such provision in any other circumstance and each such other provision of this Agreement shall, to the full extent consistent with applicable law, continue in full force and effect.

Section 15. **Headings.** The headings contained herein are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

Section 16. **Entire Agreement.**

(a) **Supersedes Prior Agreements**. This Agreement contains the entire agreement and understanding between the parties hereto concerning the subject matter hereof and supersedes all prior agreements, arrangements, understandings, discussions, negotiations and undertakings, whether written or oral, between the Company and Employee with respect thereto.

(b) **Supersedes Handbooks Etc.** Employee acknowledges that from time to time the Company may establish, maintain or distribute employee manuals or handbooks or personnel policy manuals, and officers or other representatives of the Company may make written or oral statements relating to personal policies and procedures. Such manuals, handbooks and statements are intended only for generally guidance. No policies, procedures or statements of any nature by or on behalf of the Company (whether written or oral, and whether or not continued in any employee manual or handbook or personnel policy manual), and no acts or practices of any nature, shall be construed to modify this Agreement.

Section 17. **Governing Law.** This Agreement shall be governed by and construed and interpreted in accordance with the internal substantive laws of the State of Texas, without giving effect to the principles of conflict of laws.

Section 18. **Notices.** Any notice given under this Agreement must be in writing and shall be deemed to have been duly given when delivered personally, when sent by facsimile (upon written confirmation of receipt), when received by the addressee if sent by a nationally-recognized overnight delivery service, or three (3) business days after being sent by certified or registered mail, postage prepaid, return receipt requested, in each case duly addressed to the party concerned at the address indicated below or to such changed address as such party may subsequently give notice:

If to the Company, to its principal business office.

If to Employee, to his address as set forth at the end of this Agreement.

Section 19. **Remedies Cumulative.** No right or remedy conferred upon the Company or the Employee by this Agreement is intended to be exclusive of any other right or remedy, and each and every such right or remedy shall be cumulative and shall be in addition to any other right or remedy given hereunder or now or hereafter existing at law or in equity.

Section 20. **Pronouns.** When used in this Agreement, the number and gender of each pronoun shall be construed to be such number and gender as the context, circumstances or antecedent may require.

Section 21. **Counterparts.** This Employment Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, this Agreement has been executed and delivered by or on behalf of the parties hereto as of the date first above written.

Broadband Communication Services, Inc.

By:____

Its: Chief executive Officer

Sandra Karen Ross

____

Name

23871 Willows Drive, #302

Street Address

Laguna Hills, California 92653

City, State, Zip Code

949-598-0891

Telephone Number

*** FISMA & OMB Memorandum M-07-16 ***

Social Security Number

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement") is made and entered into as of the ____ day of ____________, 2005 by and between Broadband Communication Services, Inc., a Nevada corporation (the "Company"), and Scott H. Schreibstein, an individual who currently resides at the address set forth below his signature at the end of this Agreement ("Employee").

Background

A. The Company desires to employ Employee, and Employee desires to accept employment with the Company upon the terms and subject to the conditions set forth herein.

Statement of Agreement

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements set forth herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Employee, intending to be legally bound hereby, agree as follows:

Section 1. **Employment**. The Company hereby employs Employee, and Employee hereby accepts such employment and shall serve the Company, upon the terms and subject to the conditions set forth herein.

Section 2. **Term.** The term of Employee's employment hereunder shall commence on the date first above written and shall continue for three (3) years from the date hereof, unless earlier terminated in accordance with the provisions of Section 5 hereof. In the event that this Agreement has not been earlier terminated in accordance with the provisions of Section 5 hereof, the term of Employee's employment hereunder shall be automatically extended without further action by the Company or Employee for additional successive one (1) year periods unless employee, for any reason or no reason, has given written notice of termination to the Company no less than sixty (60) days prior to the commencement of any one (1) year extension period. The term of Employee's employment hereunder is sometimes hereinafter referred to as the "Employment Term."

Section 3. **Duties of Employee**.

(a) **General Duties and Responsibilities**. During and throughout the Employment Term, Employee shall faithfully and diligently, to the best of his ability, serve as the Executive Vice President and Chief Financial Officer of the Company or such other position or office as shall be designated by the Company's Board of Directors ("Board") or the Chief Executive Officer during the Employment Term and shall have the authority and perform the duties and responsibilities customary for such positions or offices, and such other duties as may be assigned to him from time to time by the Board or the Chief Executive Officer, in accordance with the policies from time to time established and amended by the Company and with all applicable laws and regulations. Employee shall use his best efforts to promote the interests of the Company to the reasonable satisfaction of the Board and the Chief Executive Officer. Notwithstanding the foregoing, Employee shall always be subject to the directions of the Board and the Chief Executive Officer in the performance of his/her responsibilities, and the Board and the Chief Executive Officer reserve the right to modify Employee's duties hereunder as they deem necessary for the best interests of the Company.

(b) **Performance of Services**. During and throughout the Employment Term, Employee shall devote his full productive time, attention, skill, ability and energy during normal business hours (and outside these hours when reasonably necessary to perform Employee's duties hereunder) exclusively to the business and affairs of the Company and the performance of his duties under this Agreement. Employee shall not, directly or indirectly, render any services of a business, commercial or professional nature to any person or entity without the prior written consent of the Board or the Chief Executive Officer; provided, however, that the provisions this Section 3(b) shall not preclude Employee from devoting reasonable time and attention during normal business hours throughout the Employment Term to (i) vacations and other leave time in accordance with Section 4 hereof; (ii) reasonable participation in community, civic, charitable or similar organizations; or (iii) the pursuit of personal legal and financial affairs which do not interfere or conflict with the performance of Employee's duties hereunder.

(c) **Place of Employment**. Employee shall perform his services hereunder at the Company's principal office or at such other place or places as shall be reasonably required by the Company; provided, however, that Employee agrees to undertake all reasonable travel required by the Company to be conducted in connection with the performance of Employee's duties hereunder.

Section 4. **Compensation.** During and throughout the Employment Term, as compensation for the services performed and other covenants made by Employee to the Company hereunder, the Company shall pay and provide to Employee the following:

(a) **Salary**. The Company shall pay Employee a salary of Twelve thousand five hundred dollars ($12,500) per month (as increased from time to time, the "Salary"), payable in approximately equal installments in accordance with the Company's customary payroll practices. Employee's Salary shall be reviewed no less than annually by or under the authority of the Board and may be increased at the sole discretion of the Board or its designees based upon whatever factors the Board or its designees deems appropriate including, but not limited to, Employee's individual performance, the overall profitability of the Company and prevailing economic and industry factors.

(b) **Bonus.** The Company may at it's sole option pay Employee an annual bonus as determined by the Board on or before December 31st of each year and payable to Employee on or before January 31st.

(c) **Employee Benefit Plans**. During and throughout the Employment Term, Employee and his eligible dependents shall be entitled to participate in all employee benefit plans and arrangements made available by the Company, from time to time, to its employees upon the terms and conditions of such plans and to the extent Employee is eligible under the terms of those plans.

(d) **Expenses**. The Company shall, upon presentment by Employee of appropriate receipts and vouchers therefor, pay on behalf of Employee or reimburse Employee for all reasonable, ordinary and necessary out-of-pocket business expenses incurred by Employee in connection with the performance of his duties under this Agreement, provided that such expenses are incurred and accounted for in accordance with and subject to the policies and procedures of the Company.

(e) **Vacation, Holidays and Sick Leave**. Employee shall be entitled to four (4) weeks paid vacation, holidays and sick leave in accordance with the policies of the Company in effect from time to time.

Section 5. Termination of Employment. Notwithstanding Section 2 hereof, the Employment Term and Employee's employment hereunder shall terminate upon the occurrence of any of the following:

(a) **Death**. Employee's employment hereunder shall automatically terminate upon his death, and the Company shall pay to his designated beneficiary (or if none, to his estate) the remaining Salary and all other accrued and vested but unpaid compensation (including potential Bonus payments) and benefits. In the event of his death the designated beneficiary (or if none, his estate) shall be entitled to receive the compensation set forth in this Section 4 hereof throughout the remainder of the Employment Term, including, but not limited to, the Salary at the rate in effect the date of termination, any Bonus that would have been normally and reasonably earned, plus the rights of any employee benefits accruing to him (including any plans in which he was participating) as of the date of such termination, subject to the terms and conditions of such plans and benefits.

(b) **Disability**. The Company shall have the right, in its sole discretion, to terminate Employee's employment hereunder in the event of Employee's "Disability" thirty (30) days after giving written notice to Employee of its intention to terminate Employee's employment. For purposes of this Agreement, "Disability" means the physical or mental inability of Employee, due to illness, accident or other incapacity, to effectively perform the essential functions of his duties hereunder for any period of [three consecutive months or for 180 days during any twelve (12) month period. Upon termination for Disability, In the event Employee shall be entitled to receive the compensation set forth in Section 4 hereof throughout the remainder of the Employment Term, including, but not limited to, the Salary at the rate in effect the date of termination, any Bonus that would have been normally and reasonably earned, plus the rights of any employee benefits accruing to him (including any plans in which he was participating) as of the date of such termination, subject to the terms and conditions of such plans and benefits.

(c) **Cause**. The Company shall have the right, in its sole discretion, to terminate the Employee's employment hereunder at any time for "Cause" immediately upon giving written notice of such termination to Employee. Upon termination for Cause, Employee shall be entitled to receive his Salary and Bonus payments, and any unpaid rights and benefits vested as of such date throughout the term of this Agreement. For purposes of this Agreement, "Cause" means:

[(i) Commencing one (1) year from the date hereof, the failure or refusal by Employee to perform his duties hereunder or the breach by Employee of any of his obligations, covenants, representations, warranties or acknowledgment hereto, which failure or breach remains unremedied or uncured for a period of thirty (30) days after specific written notice thereof is given to Employee by the Company;

(ii) Any act of dishonesty, disloyalty, insubordination, fraud, breach of fiduciary duty or bad faith by Employee materially detrimental to the Company or any other act by Employee causing material injury to the business, affairs, properties, assets, condition, operations, prospects, good will, relationships or reputation of the Company;

(iii) The conviction or the entering of a guilty plea or a plea of no contest with respect to, or the indictment for (or its procedural equivalent) of Employee of, a felony, or the conviction of Employee of a misdemeanor that involves theft, fraud or dishonesty or that results in imprisonment;

(iv) The failure of Employee to comply with any applicable law, rule, regulation or final order, injunction, ruling or similar device of any court, arbitrator or governmental authority which results in material injury to the property or business of the Company;

(v) The misappropriation (or attempted misappropriation) or embezzlement by Employee of any funds, property, business opportunity or rights of the Company;

(vi) The appropriation (or attempted appropriation) of a material business opportunity of the Company, including securing (or attempting to secure) any personal profit in connection with any transaction entered into on behalf of the Company;

(vii) The failure or refusal of Employee to adhere to any written code of conduct, policy or instructions of the Company, other than an immaterial or inadvertent breach or nonperformance that is remedied by Employee promptly within ten (10) days after receipt of notice thereof given by the Company;

(viii) Gross dereliction, misconduct, neglect, incompetence or insubordination of Employee or mismanagement by Employee in connection with Employee's duties or responsibilities hereunder which results in material injury or damage to the assets, business, affairs, operations, financial condition, good will, reputation or relationships of the Company.]

(d) **By the Company without Cause**. In addition to any termination of employment pursuant to Section 5 (a), (b) or (c), the Company shall have the right, in its sole discretion, to end Employee's employment hereunder without cause, at any time upon the giving of written notice of such termination to Employee (or such later date as the notice provides). In the event Employee shall be entitled to receive the compensation set forth in Section 4 hereof throughout the remainder of the Employment Term, including, but not limited to, the Salary at the rate in effect the date of termination, any Bonus that would have been normally and reasonably earned, plus the rights of any employee benefits accruing to him (including any plans in which he was participating) as of the date of such termination, subject to the terms and conditions of such plans and benefits.

(e) **No Further Obligation to Employee**. The payments and benefits required to be made or provided to Employee pursuant to this Section 5 shall be in full and complete satisfaction of, and shall constitute the full settlement and release of the Company by Employee with regard to, all obligations of the Company owed to Employee pursuant to this Agreement after the date of termination, the Company shall have no further obligations to Employee under this Agreement except as otherwise set forth herein.

(f) ***Survival of Employee's Obligations***. Notwithstanding the termination of this Agreement by either party hereto for any reason, the obligations of Employee under Section 6 hereof and the other provisions thereof shall survive the termination or expiration of this Agreement, the Employment Term or Employee's employment hereunder and shall remain in full force and effect for the period provided therein.

Section 6. Covenants. In consideration of the compensation to be paid to Employee hereunder by the Company, and in order to induce the Company to enter into this Agreement, Employee hereby makes the following covenants to the Company:

(a) Covenant Not to Compete. During the Employment Term and for a period of two (2) years thereafter (the "Post-Employment Period"), Employee shall not, alone or together or in association with others, whether as owner, shareholder, employee, officer, director, partner, manager, member, lender, investor, consultant, principal, agent, independent contractor, co-venturer or in any other capacity, directly or indirectly, invest in, engage in, have a financial interest in or be in any way connected or affiliated with, or render advice or service to, any person, firm, enterprise or other business that is in competition with the Company.

(i) Competition with the Company. For purposes of this Agreement, (a) the phrase "in competition with the Company" shall be deemed to include competition with the Company and its subsidiaries, or its respective successors or assigns, or the businesses of any of them, and (b) a business shall be deemed to be in competition with the Company if it is engaged in any business activity or has products or services that are the same or similar to the business activities, products or services of the Company from time to time in any geographic area in which the Company is conducting, has conducted its subsidiaries and their business at any time during the Employment Term. Notwithstanding the foregoing, nothing herein contained shall prevent Employee from acquiring and holding for investment up to two percent (2%) of any class of securities of any corporation, if such securities are listed or traded either on a national securities exchange or the Nasdaq Stock Market or the over-the-counter market.

(ii) Interpretation of Covenant. The parties hereto acknowledge and agree that the duration and area for which the covenant not to compete set forth in this Section 6(a) is to be effective are fair and reasonable and are reasonably necessary for the protection of the Company and its business and good will, and Employee hereby waives any objections to or defenses in respect thereof. In the event that any court determines that any portion of the time period or the area, or both of them, are unreasonable, arbitrary or against public policy, and that such covenant is to such extent unenforceable, illegal or invalid, the parties hereto agree that this Section 6(a) shall be deemed amended to delete therefrom such provisions or portions adjudicated to be unenforceable, illegal or invalid so that the covenant shall remain in full force and effect for the greatest time period and in the greatest geographical area that would render it enforceable, legal and valid. The parties intend that the covenant set forth in the Section 6a) shall be deemed to be a series of separate covenants, one for each and every county of each and every state of the United States of America and one for each and every political subdivision of each and every other country where the covenant is intended to be effective and is not proscribed by law.

(iii) Limitation. In the event Employee's employment hereunder is terminated by the Company without Cause, then the period of this covenant shall be limited to the period of time Employee receives his Salary hereunder.

(b) Covenant Regarding Disclosure or Use of Confidential Information. Employee acknowledges that prior to and during the Employment Term and as part of his employment, he has learned, he will learn and he will have access to confidential and proprietary information regarding the Company, and its subsidiaries and their business and affairs. Employee hereby agrees that he shall at all times during and after the Employment Term keep confidential and hold in confidence all Confidential Information (as defined below), and Employee shall not, at any time, either during or after the Employment Term, either directly or indirectly, use any Confidential Information for Employee's own benefit or to the benefit of any other person or entity or divulge, disclose, communicate or otherwise reveal any Confidential Information to any person or entity in any manner whatsoever, other than in the performance of Employee's duties hereunder. As used herein, "Confidential Information" shall mean any and all information, however documented, related to the business and affairs of the Company, including, but not limited to its assets, properties, operations, finances, practices, procedures, policies, methods, contracts, agreements and arrangements, lending policies, pricing policies, price lists, financial plans, business plans, financial information, financial projections, budgets, marketing strategies and techniques; the identity and location of all past, present and prospective customers, suppliers, affiliates, debtors, creditors, lenders, employees, consultants, advisors, agents, distributors, wholesalers, clients and others who have dealings with the Company; trade secrets, processes, photographs, graphics, product specifications, formulas, compositions, samples, inventions, ideas, research and development; patents and patent applications; copyrights and copyright applications (in any such case, whether registered or to be registered in the United States or any foreign country) applied for, issued to or owned by the Company; any and all processes, computer programs and software (including object code and source codes), database, technologies, engineering or technical data, drawings, sketches or designs, manufacturing or distribution methods or techniques; and any other information known to Employee to be confidential or proprietary information. Employee hereby acknowledges and agrees that, as between the Company and Employee, all of the

Confidential Information, however documented, whether or not developed, created or modified by Employee, is the exclusive property of the Company. Upon the termination or expiration of the Employment Term, Employee shall leave with or return to the Company, without making or retaining any copies or other records of, all Confidential Information including all copies, summaries, abstracts thereof and all memoranda, notes, records, reports, books, letters, customer lists, manuals and other writings or documents whatsoever pertaining thereto.

(c) **Covenants Regarding Business Relationships**. Employee agrees that during and throughout the Employment Term and the Post-Employment Period, except when acting on behalf of the Company, he shall not, directly or indirectly, (i) employ, solicit, induce or engage, or attempt to solicit, induce or engage any employee, independent contractor, consultant or salesman of the Company (whether now or hereafter engaged by the Company) to (A) terminate such employment or engagement, (B) accept employment or engagement or otherwise render services to any other person or business (wherever located, and regardless of type of business conducted), or (C) interfere with the business of the Company; (ii) solicit any clients or customers of the Company or interfere in any business relationship between the Company and any other person, firm or entity, including any person who was at any time an employee, consultant, contractor, advisor, supplier, lender or customer of the Company. Employee shall not, at any time during or after the Employment Term or the Post-Employment Period, disparage the Company or any of its shareholders, directors, officers, employees or agents.

(d) **Intellectual Property.** During and throughout the Employment Term and Post-Employment Period, Employee agrees to disclose to the Company any and all ideas, improvements, techniques, modifications, processes, inventions, developments, discoveries, trade secrets, business plans and any work of authorship ("Intellectual Property") developed, conceived, created, made, devised, discovered, acquired or acquired knowledge of, by Employee, either by himself or in conjunction with any other person, which relates in any way, directly or indirectly, or may be useful in any manner in the business of the Company and its subsidiaries, and any such item that is based upon or uses Confidential Information, whether or not patentable or copyrightable. Employee hereby agrees that the Intellectual Property shall become and remain the sole and exclusive property of the Company. Employee hereby acknowledges that all of Employee's writing, works of authorship and other Intellectual Property are works made for hire and the property of the Company, including patents, copyrights and other intellectual property rights pertaining thereto. Employee will, at the Company's request and cost, render assistance as the Company deems necessary or desirable to secure, prosecute and/or defend the rights thereto by patent, copyright to otherwise to the Company, including without limitation the assignment, transfer and conveyance to the Company of all of Employee's right, title and interest in and to the Intellectual Property.

(e) **Equitable Relief**. Employee hereby acknowledges and agrees that his services to be rendered to the Company hereunder and his obligations contained in this Section 6 are of special, unique and personal character which gives them a peculiar value to the Company, that the Company cannot be reasonably or adequately compensated in money damages in an action at law in the event Employee breaches any obligations under this Section 6, and that the provisions of this Section 6 are reasonable and necessary to protect the business of the Company. Employee therefore expressly agrees that, in addition to any other rights or remedies which the Company may have at law or in equity or by reason of any other agreement, the Company shall be entitled to injunctive and other equitable relief in the form of temporary, preliminary and permanent injunctions without posting bond or other security in the event of any actual or threatened breach of any such obligation by Employee and without the necessity of proving actual damages, and to discontinue any salary, bonus, benefits and/or insurance continuation provided hereunder. Nothing in this Agreement shall be construed to prohibit the Company from pursuing any other remedy, and the Employee agrees that all remedies of the Company are cumulative.

(f) **Nature of Covenants**. Employee's covenants in Section 6 hereof are independent covenants, and the existence of any claim by Employee against the Company under this Agreement or otherwise will not excuse Employee's breach or waive Employee's obligation to perform, any covenant in Section 6 hereof. If Employee's employment hereunder terminates for any reason, or the Employment Term expires, Section 6 of this Agreement, and the other terms and conditions of this Agreement necessary or appropriate to enforce the covenants of Employee in Section 6, shall survive and remain in full force and effect.

Section 7. **Representations and Warranties of Employee.** Employee represents and warrants to the Company that (a) Employee is under no contractual or other restriction, arrangement or obligation which is or will be breached by, or is in conflict or inconsistent with, Employee's execution of this Agreement, performance of his duties hereunder, or any other rights of the Company hereunder, and (b) Employee is under no physical or mental disability that would hinder the performance of his duties under this Agreement.

Section 8. **Consolidation, Merger or Sale of Assets.** Nothing in this Agreement shall preclude the Company from consolidating with, merging into, or transferring all or substantially all of its assets to another corporation which assumes all of the Company's obligations and undertakings hereunder. Upon such a consolidation, merger or transfer of assets, the term "Company" as used herein shall mean such other corporation or entity, and this Agreement shall continue or full force and effect.

Section 9. **Taxes.** All payments required to be made by the Company hereunder to Employee shall be subject to withholding of such amounts relating to taxes as the Company may reasonably determine it should withhold pursuant to any applicable federal, state or local law or regulation.

Section 10. **Assignment.** In light of the unique personal services to be rendered by Employee hereunder, neither this Agreement nor any right, interest, duty or obligation of Employee hereunder may be sold, transferred, assigned or delegated by Employee, his beneficiaries or his legal representatives without the Company's prior written consent; provided, however, that nothing in this Section 10 shall preclude (a) Employee from designating a beneficiary to receive any benefits payable hereunder upon his death, or (b) the executors, administrators or other legal representatives of Employee or his estate from assigning any rights hereunder to the person or persons entitled thereto. Nothing in this Agreement shall preclude or limit the ability of the Company to assign its rights and delegate its duties hereunder to an entity which assumes the Company's obligations under this Agreement and succeeds to all or substantially all of the business and assets of the Company by merger, consolidation, purchase of shares or assets or otherwise.

Section 11. **Binding Agreement.** This Agreement shall be binding upon, and inure to the benefit of, Employee and the Company and their respective permitted heirs, legal representatives, successors and assigns.

Section 12. **Amendment of Agreement.** Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated except by an instrument in writing signed by the parties hereto.

Section 13. **Waiver.** No term or condition of this Agreement shall be deemed to have been waived, nor shall there be an estoppel against the enforcement of any term, obligation, right, covenant or other provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each waiver shall operate only as to the specific term waived and shall not constitute a waiver of such term for the future or as to any act other than the act specifically waived.

Section 14. **Severability.** The invalidity, illegally or unenforceability of any provision of this Agreement in any circumstance shall not affect the validity, legality or enforceability of such provision in any other circumstance or any other provision of this Agreement, and such provision in any other circumstance and each such other provision of this Agreement shall, to the full extent consistent with applicable law, continue in full force and effect.

Section 15. **Headings.** The headings contained herein are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

Section 16. **Entire Agreement.**

(a) **Supersedes Prior Agreements**. This Agreement contains the entire agreement and understanding between the parties hereto concerning the subject matter hereof and supersedes all prior agreements, arrangements, understandings, discussions, negotiations and undertakings, whether written or oral, between the Company and Employee with respect thereto.

(b) **Supersedes Handbooks Etc.** Employee acknowledges that from time to time the Company may establish, maintain or distribute employee manuals or handbooks or personnel policy manuals, and officers or other representatives of the Company may make written or oral statements relating to personal policies and procedures. Such manuals, handbooks and statements are intended only for generally guidance. No policies, procedures or statements of any nature by or on behalf of the Company (whether written or oral, and whether or not continued in any employee manual or handbook or personnel policy manual), and no acts or practices of any nature, shall be construed to modify this Agreement.

Section 17. **Governing Law.** This Agreement shall be governed by and construed and interpreted in accordance with the internal substantive laws of the State of Texas, without giving effect to the principles of conflict of laws.

Section 18. **Notices.** Any notice given under this Agreement must be in writing and shall be deemed to have been duly given when delivered personally, when sent by facsimile (upon written confirmation of receipt), when received by the addressee if sent by a nationally-recognized overnight delivery service, or three (3) business days after being sent by certified or registered mail, postage prepaid, return receipt requested, in each case duly addressed to the party concerned at the address indicated below or to such changed address as such party may subsequently give notice:

If to the Company, to its principal business office.

If to Employee, to his address as set forth at the end of this Agreement.

Section 19. **Remedies Cumulative.** No right or remedy conferred upon the Company or the Employee by this Agreement is intended to be exclusive of any other right or remedy, and each and every such right or remedy shall be cumulative and shall be in addition to any other right or remedy given hereunder or now or hereafter existing at law or in equity.

Section 20. **Pronouns.** When used in this Agreement, the number and gender of each pronoun shall be construed to be such number and gender as the context, circumstances or antecedent may require.

Section 21. **Counterparts.** This Employment Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, this Agreement has been executed and delivered by or on behalf of the parties hereto as of the date first above written.

Broadband Communication Services, Inc.

By:____________________________________

Its:____________________________________

Scott H. Schreibstein

____

Name

____

Street Address

____

City, State, Zip Code

____

Telephone Number

____

Social Security Number